Leggett & Platt
INCORPORATED



We have a compelling story to tell...

Leggett & Platt at a Glance

Track Record
- 15% average sales and earnings growth since 1967 IPO
- Dividends increased 33 consecutive years at 15% average
- High quality earnings; conservative accounting
- Pension plans are overfunded in the aggregate
- Single A credit rating for more than a decade
- Net debt consistently below 30% of capitalization
- Return on equity averaged 17% over last decade
- Performance ranked in top third of Fortune 500

2003 Accomplishments
- Record sales of $4.4 billion
- Cash and equivalents doubled to $444 million
- Net debt reduced to 23.4% of total capitalization
- Completed 4th largest acquisition in Leggett's history
- Issued $350 million of 10 and 15-year debt
- Successfully started up a steel rod mill
- Began expensing stock options
- Implemented Fixture & Display tactical plan
- Reduced share count by 3 million shares (1.4%)
- Added 5 manufacturing facilities in China
- Governance ranked in top 11% of S&P 500

Quick Facts
- Listed on NYSE; ticker = LEG
- Sales of $4.4 billion; 21% international
- #380 in size on Fortune 500 list
- Broad customer base; mainly manufacturers, retailers
- Few large competitors; almost none are public
- 5 Reporting Segments; 29 Business Units
- 33,000 employee-partners
- 300 facilities in 20 countries
- 160 acquisitions in last decade

Stock Information
- 197 million (diluted) shares outstanding
- Approximately 50,000 shareholders
- Current indicated annual dividend of $.56
- Dividend Yield = 2.3% (on $24 stock price)
- 2003 price range of $17.16 – $23.69
- 2003 daily volume averaged 558,000 shares
- Total shareholder return has averaged 17% per year since 1967 IPO

Brief History
- 1883: Partnership founded
- 1901: Incorporated
- 1960: Growth era began; first acquisition
- 1967: Company went public; revenues of $13 million
- 1979: Listed on New York Stock Exchange
- 1990: Revenues exceed $1 billion
- 1998: Grew into Fortune 500
- 1999: Included in the S&P 500 index
- 2000: Revenues exceed $4 billion

Profile
Leggett & Platt (NYSE: LEG) is a Fortune 500 diversified manufacturer that conceives, designs and produces a broad variety of engineered components and products that can be found in virtually every home, office, retail store, and automobile. Leggett & Platt is North America's largest independent manufacturer of a variety of products including:

- components for bedding and residential furniture
- retail store fixtures and point of purchase displays
- components for office furniture
- non-automotive aluminum die castings
- drawn steel wire
- automotive seat support and lumbar systems
- bedding industry machinery

Raw materials include steel, aluminum, wire, chemicals, wood, fiber, foam, and plastic resins. Main operations include metal stamping, forming, casting, machining, coating, welding, wire drawing, and assembly. The company has been headquartered in Carthage, Missouri since its founding 120 years ago in 1883.

Recent Recognition
- January 5, 2004, again cited by *Barron*'s as one of the "S&P 500 Dividend Aristocrats", companies having increased dividends at least 25 consecutive years.
- In the 2003 edition of *Mergent's Dividend Achievers*, Leggett placed in the top 55 firms, as ranked by 10-year dividend growth rate. Only one of the top 55 firms surpassed Leggett's record of consecutive annual dividend increases.
- April 2003, top performance rankings among the Fortune 500, per *Fortune* magazine:
  - #99 in Return on Assets during 2002
  - #110 in 10-year EPS Growth
  - #137 in 10-year Total Return to Investors
- March 3, 2003, again included in *Fortune*'s list of America's Most Admired Companies.

Peer Group
Ten large, diversified manufacturing peers.

Ticker	Sales	Name
• DHR	5.3	Danaher Corporation
• DOV	4.4	Dover Corporation
• ETN	8.1	Eaton Corporation
• EMR	14.0	Emerson Electric Company
• ITW	10.0	Illinois Tool Works
• IR	9.9	Ingersoll-Rand
• NWL	7.8	Newell Rubbermaid
• PNR	2.7	Pentair
• PPG	8.8	PPG Industries
• SPW	5.0	SPX Corporation

Sales are in billions of dollars, for full year 2003.

On the cover: Tammy Trent, Manager, Financial Reporting

You may already know that Leggett & Platt is a solutions-oriented, Fortune 500, multi-industry, components manufacturing company. But there is much more to Leggett than you might expect. As you read this report, we hope you'll agree we have a compelling story to tell.



Julie Etter, ISO Coordinator / QMS Coordinator

In this report

Leggett & Platt, Incorporated and Subsidiaries

(Dollar amounts in millions, except per share data)

Year ended December 31	2003	2002	% Change
Net sales	**$4,388**	$4,272	2.7%
Earnings before interest and income taxes (EBIT)	**355**	401	(11.5)
Net earnings	**206**	233	(11.6)
Cash provided by operations	**395**	456	(13.4)
Earnings per share–diluted	**1.05**	1.17	(10.3)
Cash dividends declared per share	**.54**	.50	8.0
Book value per share	**11.00**	10.16	8.3
Cash and cash equivalents	**444**	225	97.3
Total assets	**3,890**	3,501	11.1
Long-term debt	**1,012**	809	25.1
Shareholders' equity	**2,114**	1,977	6.9
Stock price range–High	**$23.69**	$27.40	
Low	**$17.16**	$18.60	
P/E range–High	**23**	23	
Low	**16**	16	
Average diluted shares outstanding (in millions)	**197.0**	199.8	
EBIT margin	**8.1%**	9.4%	
Net earnings margin	**4.7**	5.5	
Long-term debt as a percent of total capital	**31.0**	27.9	
Long-term debt as a percent of total capital (net of cash & current debt)	**23.4**	25.4	
Return on average total capital	**7.7**	8.9	
Return on average shareholders' equity	**10.1**	12.1	

We are optimistic about 2004. The economy, and many of our markets, seemed to turn the corner last year and are continuing to improve. And we're gaining ground on key internal initiatives.

To Our Shareholders, Leggett made progress on several fronts during 2003. Sales grew to a record $4.4 billion. Dividends increased (again). We significantly improved our cash position, reduced net debt, and trimmed share count. But earnings declined due to substantially higher commodity costs and a weaker U.S. dollar. Earnings improved at year-end, with record fourth quarter sales contributing to our strongest fourth quarter earnings and margins since 1999.

Financial statistics alone don't fully reflect all that was accomplished. Our employee-partners successfully completed several initiatives that will yield future benefits (but didn't add much immediate income). Most notable were the successful start up of our rod mill, the addition of five manufacturing facilities in Asia, and completion of 15 acquisitions, including one of the largest in our history.

We are optimistic about 2004. Externally, the economy and our markets seem headed in the right direction. Consumer sentiment is improving, interest rates and inflation remain low, and manufacturing activity is increasing. Internally, we are gaining ground in key areas. Since October we have implemented price increases aimed at recovering our increased costs for steel. We have also initiated a tactical plan to improve the performance of our Fixture & Display businesses.



Left to right,
David S. Haffner, President and Chief Operating Officer,
Felix E. Wright, Chairman of the Board and Chief Executive Officer, and
Karl G. Glassman, Executive Vice President


EPS
Dollars per diluted share
1.60
1.20
0.80
0.40
0
98 99 00 01 02 03
Net Sales
Millions of dollars
4,400
3,300
2,200
1,100
0
98 99 00 01 02 03
Net Profit Margin
Percent
8
6
4
2
0
98 99 00 01 02 03
Organic Sales Growth
Percent
4
0
-4
-8
-12
98 99 00 01 02 03
Net Debt to Cap
Percent
36
27
18
9
0
98 99 00 01 02 03
Cash From Operations
Millions of dollars
600
450
300
150
0
98 99 00 01 02 03

We'd like you to know that the vast majority of our personal net worth is in Leggett stock. Our financial futures are closely tied to the fortunes of Leggett. We're certainly not alone in this regard as over 20% of the stock is held by Leggett's employees, directors, merger partners, retirees, and their family members. The economic results you receive from owning Leggett stock will parallel ours. With that brief overview, let us expand a bit more on the year's highlights.

2003 Financial Results. Full year sales were a record $4.39 billion, up 2.7% from the prior year. Growth was roughly balanced between organic sales and acquisitions. The second half of the year was markedly better than the first half. Sales (acquisitions included) declined 2% during the first half of the year, but grew 8% during the second half (and 13% in the fourth quarter).

Full year earnings were $1.05 per share, down 10% from last year's $1.17. Significantly increased costs for steel, much higher energy prices, and a weaker U.S. dollar were primary contributors to the earnings decline. Steel prices have risen by about $130 per ton since last summer (scrap steel more than doubled in price), and continue to escalate. Since we purchase 1.3 million tons of steel annually (accounting for nearly 15% of our cost of goods sold), steel prices significantly influence our profitability. We typically try to shield our customers from cost increases by enhancing efficiency. But we cannot offset increases of this magnitude, and are reluctantly compelled to pass along steel price increases. Accordingly, we began notifying customers in the fourth quarter of new prices on our steel-related products.

Earnings were also affected by energy prices and currency rates. Natural gas costs were approximately 80% higher in 2003 than they were in the prior year. The U.S. dollar weakened considerably against several currencies; we were influenced most by the Canadian dollar exchange rate.

Our balance sheet and cash flow remain strong. Our debt maintains the A rating it has enjoyed for over a decade (a statement only about 25% of Fortune 500 companies can make). At year-end, long-term debt (net of cash) was down to a very conservative 23.4% of total capitalization, from a recent peak of 33% in 2000. We issued $350 million of long-term debt, locking in very favorable interest rates for 10 and 15 years. We also generated nearly $400 million in cash from operations. The result of all this activity was a doubling of our cash position, to $444 million at year-end.

Our record of dividend growth continues, in good part, because we have continued to provide our customers with solutions that enrich their product offerings and enhance their manufacturing processes.

Operations. Operationally, 2003 was a productive year. In March we started production at our rod mill. This mill now supplies about half of the steel rod we use, and has been running at expected volumes and profitability. Our timing was especially advantageous, given increased worldwide demand (and tight supply) for rod during the second half of 2003.

We added several facilities in China, and currently have about 2,000 employees at 8 operations. Early in the year we started a new plant in Jiaxing to produce mechanisms for upholstered furniture, and shortly afterwards acquired the assets and machinery of a local supplier. In June we bought facilities to enable manufacture of small electric motors (primarily for use in automobile seat lumbar systems). In October we purchased an operation in Changsha to increase our automobile cable production capability. We plan to maintain our position as the foremost supplier to our customers -- whether they locate in the U.S., Asia, Europe, or South America.

In July we completed the fourth largest acquisition in our history, purchasing the assets of RHC Spacemaster, one of our leading store fixture manufacturing competitors. For the year we acquired 15 companies that should add about $220 million to annual sales. Most are small, and readily "bolt on" to existing operations. The company divested two operations during 2003, with revenues of about $23 million.

In October we announced increased attention to our poorly performing Fixture & Display group. Though reduced market demand is certainly part of the problem, our results should be better. Over the 1996-2000 period we rapidly acquired about 30 entrepreneurial operations, and have been assimilating them into a cohesive unit. This has taken longer, and been harder, than we anticipated. Owing to our track record, we are sometimes too optimistic about what we can accomplish, and too patient when results don't materialize as quickly as we would like. In 2004 we anticipate improved efficiencies, better adherence to standard costs, tighter inventory control, and enhanced staff competency and bench strength.

Dividend Growth Continues. In August the Board of Directors increased the quarterly dividend from $.13 to $.14 per share. At the indicated annual rate of $.56 per share, 2004 will mark 33 consecutive years of dividend increases. Dividends have doubled about every 5 years, at an average compound growth rate of 15%. We were pleased to again be included in the Standard & Poor's 500 "Dividend Aristocrats," and to again be featured in Mergent's *Dividend Achievers.* To our knowledge, no other Fortune 500 firm can match the combination of our 33 years of consecutive dividend increases and the uniquely high growth rate of 15%.

Future Expectations. We still have much room to grow, and many opportunities to pursue. Though we've realized four decades of strong growth, we're smaller than most of our peer manufacturers. Stock analysts typically consider us a "mid cap" company, with room to double in size before we reach "large cap" status. We foresee continued growth coming from four areas: a rebounding U.S. economy, market share gains, international expansion, and entry into new product markets.

Management Changes. In April 2003, Matthew C. Flanigan became Leggett's Chief Financial Officer. Matt joined Leggett's operations staff in 1997 after a highly successful career in banking and finance. Immediately prior to his current appointment, Matt served as head of Leggett's office and contract furniture components operations. One other change in senior management responsibilities involves Jack Crusa. Jack has been serving as President of the Industrial Materials segment. His role recently expanded to also include oversight of our Specialized Products segment.

These gentlemen are just two of the 33,000 exceptional employee-partners with whom we are privileged to work. We are only able to feature a small handful of them in this book. But we are grateful to all of our partners for their continued diligence, service to the company, and perseverance. Only through their sustained efforts will we be able to extend Leggett's long record of industry leadership, ethical behavior, and superior performance.

A Compelling Story. Even with our company's long and prosperous history, Leggett & Platt is not a household name. That's understandable since consumers can't find our label on many products. We make components that are generally hidden within (but integral to) our customers' products. As a result, only a fraction of potential investors know our name. Even fewer know of our strong record of achievement. To help spread the word, in this report we introduce several employee-partners who share key insights about the company. If you're a new or prospective shareholder, we trust you'll be pleased to learn what you may not know about Leggett & Platt. Even if you've held the stock for some time, there may be an item or two that pleasantly surprises you. Either way, we hope you'll agree that we have a compelling story to tell.

Sincerely,

Felix E. Wright
Chairman of the Board and
Chief Executive Officer

David S. Haffner
President and
Chief Operating Officer

Karl G. Glassman
Executive Vice President

February 28, 2004

We'd like to share 11 highlights of our story that may not be widely known.



Leggett & Platt has the best dividend growth record in the Fortune 500.

Our dividends have increased every year for 33 consecutive years at a 15% annual average. In other words, dividends have grown 84-fold since 1971, doubling about every 5 years. We know of no other Fortune 500 firm that has achieved as long a string of consecutive increases at the 15% growth rate we have sustained.

Donnie Madison, Finish Department Lead Person



Our products are found in virtually every home, auto, office, and retail store.

You probably encounter Leggett's products all day long – they're practically unavoidable! We make components that are hidden within (but vital to) our customers' products. There's a high probability that the springs in your bed, the lumbar support in your automobile seat, the reclining mechanism in your favorite chair, and the shelving at your local retail stores were all manufactured by Leggett & Platt.

Nancy Troyer, Corporate Cashier

Our customers comprise a Who's Who of retailers and manufacturers.



We are privileged to serve a very broad base of customers. Most major retailers, almost all manufacturers of furniture, bedding, and automobiles, and a variety of other manufacturers use our products. Our list of customers is quite long, and includes such outstanding firms as:

Ashley Furniture
Arctic Cat
Barnes & Noble
Berkline
Best Buy
Best Home Furnishings
Briggs & Stratton
Char-Broil
Circuit City
Coca-Cola
Costco
Cummins
Emerson
Ethan Allen
Flexsteel
Frito Lay
General Motors
Harley-Davidson
Herman Miller
Hewlett Packard
Hilding Anders
Home Depot
Honda
HON
JC Penney
Johnson Controls
Kimball
King Koil
Kohl's
Kohler
Krispy Kreme
Lane
La-Z-Boy
Lear
Linens 'n Things
Lowes
Mattress Giant
Maytag
Michael's
Natuzzi
Pepsi
Qualcomm
Radio Shack
Safeway
Sam's Club
Sealy
Select Comfort
Serta
Silentnight
Simmons
Sleepy's
Sony
Spring Air
Steelcase
Target
Tempur-Pedic
TJ Maxx
Wal-Mart
Washington Mutual
Whirlpool

Lucretia Burt,
Division Customer
Service Manager

We've averaged 15% annual growth since we went public in 1967.

Leggett opened its doors in 1883, but did not issue stock to the public until 1967. Over the last 36 years the Company has achieved 15% compound annual growth in sales, net earnings, cash from operations, and stock price. Despite the weak economy's impact on the last few years, our track record is one that few Fortune 500 firms can match. And we're just getting started! We see significant opportunity to continue our growth by increasing market share, expanding internationally, and entering new product markets.



Isaac Pitts,
Special Projects Engineer

We are owners, not just employees.

Many employees and executives have a significant portion of their net worth invested in Leggett stock. Over 20% of the stock is "closely held" – owned by employees, executives, directors, retirees, family members and merger partners. Through company-sponsored plans, employees annually purchase about $25 million of the stock, and executives collectively forfeit about $5-7 million of cash salary each year in exchange for stock options.



Bruce Tarrant, Maintenance Lead Person

We employ over 33,000 partners at more than 300 facilities located in 20 countries.

Ten years ago we had about one-third as many employees and facilities as now, and we operated in only 3 countries. Then foreign sales were only 3% of the total, and were limited to Canada and Mexico. Over the past decade international sales have grown roughly 30% per year, and are currently 21% of the total. We now manufacture products in 20 countries, including Canada and Mexico, China, Australia, Brazil, Russia, and several European countries.





Mohammad Zeb,
International Systems Supervisor


BRANCH ONE

We are the market leader in our major lines of business.

We are the largest, and lowest cost, manufacturer of almost everything we make. Our competitors tend to be much smaller, private companies. Leggett is North America's largest independent manufacturer of: a) components for residential furniture and bedding; b) retail store fixtures and point of purchase displays; c) components for office furniture; d) non-automotive aluminum die castings; e) drawn steel wire; f) automotive seat support and lumbar systems; and g) bedding industry machinery for wire forming, sewing and quilting.

Leggett sets a high standard for principled accounting and governance practices.

Integrity matters to us. That's probably no surprise coming from a company headquartered (for 120 years) in a small town in southwest Missouri. Leggett has earned a strong reputation for high quality earnings and conservative accounting practices. We emphasize GAAP-based income and have recorded only two special charges in the last 25 years (for a total of only $31 million). Furthermore, our Board of Directors has for many years had a strong contingent of independent directors. And our governance practices were recently ranked in the top 11% among the S&P 500 firms.

Ana Pivaral,
Welded Wire Machine Operator



Kevin Hensley, Credit Manager



Our aggregate pension plan is overfunded.

Leggett is part of a small group of firms (estimated at 5% of the S&P 500) anticipated to have overfunded pension plans at the end of 2003. Leggett's plan has almost always been overfunded, even though we consistently use conservative assumptions for rate of return (i.e. how well plan investments will perform) and discount rate (i.e. how large future pension obligations will become). Furthermore, pension related matters have never significantly impacted our net earnings or balance sheet. On a related issue, we have no significant post-employment liabilities (such as retiree medical benefits and life insurance).

Marcos Navarrete, Welder, Fabrication



We've completed over 160 acquisitions in the last decade.

Much of our growth comes from our many acquisitions, but you won't read about these transactions in *The Wall Street Journal.* We typically acquire small, private, profitable companies that average about $20 million in annual revenue coming from 1 or 2 plants. Since these are not large transactions, we are not "betting the farm" on any single acquisition. In our entire history we've acquired only four firms with greater than $100 million in revenue. We have an experienced acquisition team, concentrate our efforts in markets we know very well, and typically make purchases that will readily "bolt on" to our existing operations.

Lisa Watson,
Group Human Resources
Representative

Our balance sheet is stronger than 75% of the Fortune 500.

We've had an "A" debt rating for over a decade, something that only about 25% of the top 500 firms can claim. We have $444 million of cash on hand, and have a very conservative leverage ratio of 23% (net debt to capitalization). Financial flexibility is more important to us than using aggressive leverage to boost per share earnings and return on equity.


Miles
Dan

Miles Davis, Forklift Operator (left) and Danny Gazaway, Maintenance, TPM Team Leader

Leggett & Platt manufactures thousands of different items. These products are organized in five segments and further divided into 11 groups and 29 business units. Here we share more information about our five segments and how they have performed.

2003 Sales



Specialized 10%
Residential 47%
Industrial 12%
Aluminum 10%
Commercial 21%



Tyson Hagale, Analyst – Mergers, Acquisitions & Strategic Planning

Residential Furnishings

Leggett's beginnings stem from our 1885 patent of the steel coil bedspring. Today, we are the leading worldwide supplier of a wide range of components used by bedding and upholstered furniture manufacturers in the assembly of their finished products. We also design sleep-related furniture and select lines of consumer products that we sell primarily to retailers and distributors.

Competitive Advantages

We are the low cost producer in many of our markets, due to internal production of key raw materials, high volume manufacturing, superior technology, and a culture of continuous improvement. Ongoing research and development and design expertise make us leaders in product innovation. In some cases, we also develop and build the machines that we use to make these new products. Finally, a global presence allows us to participate in worldwide economic growth and to continue supplying customers as they move production to lower-cost regions of the world. These advantages, along with unequalled customer service, have resulted in long-term relationships with many customers.

Key Strategies

Our ability to develop new, proprietary products provides an ongoing opportunity to increase business with customers, including those who continue to make some of their own components. Many of our capabilities, including product innovation, are being successfully employed as we move into new regions of the world. Internationally, we locate our operations where demand for components is growing. We continue to look for acquisitions that expand our customer base, add new product lines or capabilities, or help establish a presence in new geographic regions.

Major Product Groups
- Bedding components
- Furniture components
- Adjustable beds
- Ornamental beds
- Fabrics
- Carpet cushion



Jana Miner, Administrative Secretary, with a Leggett ornamental bed and adjustable base, and a mattress made with our components.



Return on Assets
Percent
24
18
12
6
0
98 99 00 01 02 03



EBIT Margin
Percent
12
9
6
3
0
98 99 00 01 02 03



Organic Sales Growth
Percent
8
4
0
-4
-8
98 99 00 01 02 03



Total Sales
Millions of dollars
2400
1800
1200
600
0
98 99 00 01 02 03



EBIT
Millions of dollars
240
180
120
60
0
98 99 00 01 02 03



Average Assets
Millions of dollars
1400
1050
700
350
0
98 99 00 01 02 03

* *Return on Assets = EBIT / Average Assets*

* *EBIT Margin = EBIT / Total Sales*

Commercial Fixturing & Components

Our second largest segment encompasses three areas. Leggett is the market leader in design, production and delivery of retail store fixtures, point of purchase displays, and storage products. In addition, Leggett is the leading independent producer of chair controls, bases and other components for office furniture manufacturers. We also produce injection molded plastic components, both for our own use and for external customers.

Competitive Advantages

Our Fixture & Display businesses are the industry's only one stop supplier, with broad capabilities that include design, production, installation, and project management. We are by far the largest producer in the industry, with internal production of critical raw materials, and flexibility in sourcing through our own nationwide network of facilities and our established relationships with foreign manufacturers. Leggett's financial stability ensures customers that we can weather economic downturns and be there for them in the future.

Technical and design capabilities allow us to continue developing new, innovative products in our businesses that supply office furniture components and plastics. Other advantages include a broad product line, low-cost production capability, long-standing customer relationships, and a leading market position.

Key Strategies

Leggett's Fixture & Display business strategy is to consolidate and coordinate the production of Fixture & Display products, at the lowest cost. Our primary focus is to increase volume with existing accounts and pursue new customers within the industry. We will also look for opportunities to expand into new, related markets.

In our businesses serving office furniture manufacturers, we will continue to develop new products, providing opportunities to supply more components to customers. We will also continue to make strategic acquisitions that add new products or expand operations into new regions of the world.

Major Product Groups

- Shelving, racks, and display cases
- Point of purchase displays
- Chair controls and bases
- Plastic components


SNACK
Nestlé

Nikki Patchin, Plant Cost Accountant (left), and Cari Janss, Plant Accounting Manager, in a Blockbuster store. We make the fixtures shown in this photo.

Return on Assets
Percent


24
18
12
6
0
98 99 00 01 02 03

EBIT Margin
Percent


20
15
10
5
0
98 99 00 01 02 03

Organic Sales Growth
Percent


4
0
-4
-8
-12
98 99 00 01 02 03

Total Sales
Millions of dollars


1000
750
500
250
0
98 99 00 01 02 03

EBIT
Millions of dollars


140
105
70
35
0
98 99 00 01 02 03

Average Assets
Millions of dollars


1000
750
500
250
0
98 99 00 01 02 03

** Return on Assets = EBIT / Average Assets*

** EBIT Margin = EBIT / Total Sales*

Aluminum Products

Leggett's aluminum group is the leading independent producer of non-automotive die castings in North America. Our components are used in a wide range of products across many industries. Major customers include manufacturers of motorcycles, gas barbeque grills, small engines, lighting, appliances, power tools, consumer electronics, telecommunications, and other products that use aluminum, zinc and magnesium die cast components. In addition to die-casting, we offer additional processes such as machining, finishing, and assembly of components and sub-systems. We also provide full service tool and die manufacturing to support our customers' tooling needs.

Competitive Advantages

Leggett is a leader in technological capabilities. In addition, broad manufacturing capabilities make us a one-stop shop for die cast components. We work with customers from design concept to market introduction and then through the product lifecycle to continually refine functionality and reduce cost. We are focused on offering the best value and are committed to excellence in customer service. Finally, our financial stability reassures customers that we will be there for them in the future.

Key Strategies

Market share growth is a major focus. We continue to pursue large users of castings, work to provide more products used by customers who make some of their aluminum components, and look for opportunities to expand into new markets where die cast components are used. We will continue to develop technology that allows opportunities for growth in new markets. Finally, we are committed to establishing a global presence, enabling us to supply customers as they move their production overseas. Acquisitions may play a part in accomplishing these plans.

Major Product Groups

- Aluminum die castings
- Magnesium and zinc die castings
- Tooling and dies



Mike Lovell, Furnace Tender, with a motorcycle engine that uses cylinders, housings, and cosmetic covers produced at our Grafton, Wisconsin, and Loyalhanna, Pennsylvania plants.



Return on Assets
Percent
12
9
6
3
0
98 99 00 01 02 03
EBIT Margin
Percent
10.0
7.5
5.0
2.5
0
98 99 00 01 02 03
Organic Sales Growth
Percent
18
9
0
-9
-18
98 99 00 01 02 03
Total Sales
Millions of dollars
600
450
300
150
0
98 99 00 01 02 03
EBIT
Millions of dollars
60
45
30
15
0
98 99 00 01 02 03
Average Assets
Millions of dollars
500
375
250
125
0
98 99 00 01 02 03

** Return on Assets = EBIT / Average Assets*
** EBIT Margin = EBIT / Total Sales*

Industrial Materials

We are North America's leading supplier of drawn steel wire, and a major producer of welded steel tubing. About half of the wire we produce and roughly one-quarter of our tubing is used by other Leggett businesses. Other customers include bedding and furniture makers, mechanical spring producers, and automotive seat manufacturers. Our businesses also produce specialty wire products (things like cotton bale ties, and boxed and shaped wire), and equipment used for baling agricultural products and recyclable waste. We also cut, form, and paint steel tubing used for automotive seat frames, ATV frames and components, and recreational vehicle accessories.

Competitive Advantages

High quality products and service, and low cost make us the leading producer in the markets we serve. Cost advantages result from our internal production of steel rod (the material used to make wire), high volume purchasing and manufacturing, efficient facilities, use of automation, and low labor content. Consistently delivering one of the industry's highest levels of product acceptance, coupled with our intense focus on customer service, allows us to meet and exceed customer expectations.

Key Strategies

The core strategy of our wire and tubing businesses is to efficiently supply other Leggett businesses' raw material requirements. Growth, to a large extent, will occur as our internal requirements expand, both domestically and abroad. We will also grow as we work with trade customers on programs that improve their efficiency (for example packaging multiple components supplied by our other businesses). Finally, we will expand our capabilities to add value through forming, shaping, and welding of our wire and tube. This may occur through start-up operations or acquisitions.

Major Product Groups

- Steel wire
- Specialty wire products
- Welded steel tubing
- Fabricated tube components

Return on Assets
Percent


36
27
18
9
0
98 99 00 01 02 03

EBIT Margin
Percent


16
12
8
4
0
98 99 00 01 02 03

Organic Sales Growth
Percent


4
0
-4
-8
-12
98 99 00 01 02 03

Total Sales
Millions of dollars


700
525
350
175
0
98 99 00 01 02 03

EBIT
Millions of dollars


80
60
40
20
0
98 99 00 01 02 03

Average Assets
Millions of dollars


300
225
150
75
0
98 99 00 01 02 03

** Return on Assets = EBIT / Average Assets*

** EBIT Margin = EBIT / Total Sales*



Cedric Cortez, Wire Weigher (left), and B.J. Ortiz, Production Supervisor, with galvanized wire produced in our Carthage, Missouri Wire Mill.

Specialized Products

Specialized products are concentrated in two areas. First, Leggett is the leading designer and worldwide manufacturer of lumbar systems and wire seating components, sold primarily to automotive seating manufacturers. In the second area, we are global leaders in design and production of state-of-the-art machinery and equipment, both for our own use and for other manufacturers. These products include wire forming equipment, industrial quilting and sewing machinery, and other automation equipment. External machinery customers are primarily bedding manufacturers and makers of home accessories.

Competitive Advantages

Our automotive businesses are innovation leaders, focused on product development and cost reduction. We are the low cost producer due to our continuous improvement programs, worldwide supply sources, and internal production of certain materials and components.

Leggett's financial strength enables us to help manage customers' supply chains, thereby reducing their supplier base.

Our machinery operations, with more than 100 years of engineering experience, are recognized as the industry's technical and design leader. We have an extensive network of offices and agents that provide unparalleled sales, service, and parts support worldwide.

Key Strategies

In our automotive operations, we will continue the focus on research and development, looking for ways to improve the function and cost of our products. The introduction of new capabilities and products allows us to expand into new markets. Growing our global presence (to serve developing markets and to expand our sourcing options) will remain a priority, as will assisting our customers with vendor consolidation (to reduce the complexity and cost of their supply chain).

Our machinery operations design and manufacture equipment that is used to produce the proprietary innerspring designs we develop for our bedding customers. In most cases, this equipment is not available in the marketplace. Providing this support is a critical strategy for our machinery operations, and also for our bedding operations. In addition, we will continue to develop technology to improve efficiency in our own plants as well as those of our customers.

Major Product Groups

- Automotive seating components
- Lumbar systems
- Power train and control cables
- Machinery for wire forming, quilting, and automation



John Muro, Truck Driver, in an SUV seat that contains our lumbar system and other components made by Leggett.

Return on Assets
Percent



16
12
8
4
0
98 99 00 01 02 03

EBIT Margin
Percent



14.0
10.5
7.0
3.5
0
98 99 00 01 02 03

Organic Sales Growth
Percent



18
12
6
0
-6
98 99 00 01 02 03

Total Sales
Millions of dollars



500
375
250
125
0
98 99 00 01 02 03

EBIT
Millions of dollars



60
45
30
15
0
98 99 00 01 02 03

Average Assets
Millions of dollars



400
300
200
100
0
98 99 00 01 02 03

* *Return on Assets = EBIT / Average Assets*

* *EBIT Margin = EBIT / Total Sales*

Financial Data 2003 – 1993

Leggett & Platt, Incorporated and Subsidiaries

(Dollar amounts in millions, except per share data)	2003[1]	2002	2001	2000
Summary of Operations				
Net sales	**$4,388.2**	$4,271.8	$4,113.8	$4,276.3
% change	**2.7%**	3.8%	(3.8)%	13.2%
Gross profit	**771.7**	821.7	816.9	912.3
Earnings before interest and taxes (EBIT)	**355.3**	400.6	351.2	480.8
Interest expense, net	**40.2**	37.1	53.9	62.2
Income taxes	**109.2**	130.4	109.7	154.5
Tax rate	**34.7%**	35.9%	36.9%	36.9%
Net earnings from continuing operations	**205.9**	233.1	187.6	264.1
% change	**(11.7)%**	24.3%	(29.0)%	(9.1)%
Net earnings from continuing operations adjusted to exclude goodwill amortization	**205.9**	233.1	207.8	282.9
EBIT margin	**8.1%**	9.4%	8.5%	11.2%
Net profit margin	**4.7%**	5.5%	4.6%	6.2%
Common Stock Data				
Earnings per share from continuing operations				
Basic	**$ 1.05**	$ 1.17	$ .94	$ 1.33
Diluted	**1.05**	1.17	.94	1.32
Earnings per share from continuing operations adjusted to exclude goodwill amortization				
Basic	**1.05**	1.17	1.04	1.42
Diluted	**1.05**	1.17	1.04	1.41
Cash dividends declared per share	**.54**	.50	.48	.42
Dividend payout ratio[3]	**51.3%**	43.7%	38.8%	31.4%
Book value per share	**11.00**	10.16	9.51	9.15
Stock price range–High	**23.69**	27.40	24.45	22.56
Low	**17.16**	18.60	16.85	14.19
P/E range[4]	**16 – 23**	16 – 23	18 – 26	11 – 17
Average number of shares outstanding				
Basic	**196.5**	199.0	199.5	199.0
Diluted	**197.0**	199.8	200.4	200.4
Year-End Financial Position				
Cash and cash equivalents	**$ 443.9**	$ 225.0	$ 187.2	$ 37.3
Total assets	**3,889.7**	3,501.1	3,412.9	3,373.2
Long-term debt	**1,012.2**	808.6	977.6	988.4
Shareholders' equity	**2,114.0**	1,976.9	1,866.6	1,793.8
Total capital[5]	**3,263.8**	2,903.1	2,955.9	2,896.6
Cash Flow Components				
Net cash provided by operating activities	**$ 395.3**	$ 455.9	$ 534.5	$ 440.8
Capital expenditures	**136.6**	124.0	128.0	169.7
Depreciation	**158.6**	154.4	156.7	139.2
Amortization	**8.4**	10.2	39.9	34.1
Percentages				
Long-term debt as % of total capital	**31.0%**	27.9%	33.1%	34.1%
Long-term debt as % of total capital (net of cash & current debt)	**23.4**	25.4	28.7	33.4
Return on average total capital[6]	**7.7**	8.9	7.7	11.2
Return on average shareholders' equity	**10.1**	12.1	10.3	15.4

(1)As discussed in Note A of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense for any options granted after January 1, 2003.
(2)1996 amounts include merger related costs of $26.6 and a $20.2 charge for early extinguishment of debt. The net earnings impact was $28.9, or $.16 per basic and diluted share. The charge for early extinguishment of debt was previously reported as an extraordinary item, which accounting was changed by FASB Statement No. 145.
(3)Dividend payout ratio is computed by dividing current year dividends by the prior three-year average net earnings per diluted share.
(4)P/E = high (or low) stock price divided by earnings per share for that year.
(5)Total capital includes long-term debt, deferred taxes, other long-term liabilities and shareholders' equity.
(6)This percentage is computed by adding the after-tax interest expense to net earnings and then dividing the sum by average total capital.

1999	1998	1997	1996(2)	1995	1994	1993
$3,779.0	$3,370.4	$2,909.2	$2,466.2	$2,256.9	$2,009.1	$1,526.7
12.1%	15.9%	18.0%	9.3%	12.3%	31.6%	16.1%
869.6	737.2	621.3	522.0	443.6	388.6	283.7
502.5	429.1	362.5	257.4	249.2	220.2	148.4
39.9	33.5	29.2	27.9	28.6	23.9	8.0
172.1	147.6	125.0	89.0	86.3	76.8	54.8
37.2%	37.3%	37.5%	38.8%	39.1%	39.1%	39.0%
290.5	248.0	208.3	140.5	134.3	119.5	85.6
17.1%	19.1%	48.3%	4.6%	12.4%	39.6%	30.1%
306.4	259.3	217.3	146.4	138.5	123.4	87.7
13.3%	12.7%	12.5%	10.4%	11.0%	11.0%	9.7%
7.7%	7.4%	7.2%	5.7%	6.0%	5.9%	5.6%
$ 1.46	$ 1.25	$ 1.09	$ .78	$ .76	$ .69	$ .53
1.45	1.24	1.08	.77	.75	.68	.52
1.54	1.31	1.14	.81	.78	.71	.55
1.53	1.29	1.12	.80	.77	.70	.53
.36	.315	.27	.23	.19	.155	.135
28.6%	30.6%	31.2%	31.4%	29.2%	28.9%	34.0%
8.36	7.27	6.09	5.11	4.21	3.56	3.00
28.31	28.75	23.88	17.38	13.44	12.38	12.53
18.63	16.88	15.75	10.31	8.50	8.31	8.19
13 – 20	14 – 23	15 – 22	13 – 23	11 – 18	12 – 18	16 – 24
198.5	197.7	190.3	181.1	177.3	173.2	160.2
200.9	200.7	193.2	183.7	179.7	175.7	164.6
$ 20.6	$ 83.5	$ 7.7	$ 3.7	$ 8.2	$ 3.0	$ .7
2,977.5	2,535.3	2,106.3	1,712.9	1,478.1	1,327.0	1,080.1
787.4	574.1	466.2	388.5	380.6	364.1	306.1
1,646.2	1,436.8	1,174.0	941.1	746.8	628.3	514.6
2,546.0	2,133.9	1,733.8	1,420.1	1,203.0	1,060.4	892.5
$ 370.8	$ 354.9	$ 288.3	$ 238.1	$ 187.8	$ 171.9	$ 145.7
159.1	147.6	119.4	96.2	106.8	97.1	54.2
120.5	106.1	88.3	75.8	62.6	52.5	39.1
28.8	21.8	17.3	16.4	15.4	14.1	6.2
30.9%	26.9%	26.9%	27.4%	31.6%	34.3%	34.3%
30.5	24.1	26.8	27.4	31.6	34.4	34.4
13.6	14.1	14.5	12.1	13.5	13.9	12.0
18.8	19.0	19.7	16.6	19.5	20.9	17.9

Introduction

Leggett & Platt is a Fortune 500, global, multi-industry, diversified manufacturer. We conceive, design and produce a broad variety of engineered components and products that can be found in virtually every home, office, retail store, and automobile. We provide very little product directly to consumers, but instead serve a broad array of manufacturers and retailers. Our products are often hidden within, and vital to, our customers' products. Key attributes that contribute to our success include: low cost operations, high quality products, vertical integration, innovation, customer service, financial strength, and long-lived relationships with customers. We are North America's leading independent manufacturer of a) components for residential furniture and bedding; b) retail store fixtures and point of purchase displays; c) components for office furniture; d) non-automotive aluminum die castings; e) drawn steel wire; f) automotive seat support and lumbar systems; and g) bedding industry machinery for wire forming, sewing and quilting.

Our operations are influenced by broad economic factors including interest rates, housing turnover, employment levels, and consumer sentiment, all of which impact consumer spending on durable goods (which drives demand for our components and products). We are also impacted by trends in business capital spending, as about one-third of our sales relates to this segment of the economy. Heading into 2004, most of these indicators are favorable and improving.

Performance in 2004 will be heavily influenced by three factors: the amount of same location sales growth, our degree of success at recovering escalating steel and other raw material costs, and the extent of improvement in our Fixture & Display operations. Management is devoting significant attention to these areas.

- We are anticipating full year 2004 same location sales growth to accelerate, as typically occurs following economic downturns. This expectation is heavily influenced by our strong fourth quarter sales, and the increased demand that our markets are currently experiencing.
- Steel prices are increasing rapidly as we enter 2004. This basic material represents nearly 15% of our cost of goods sold. Demand for steel is high, and supply is tight, leading to sharp cost increases since last summer. Late in 2003, we began passing along price increases to recover these costs.
- Improving performance of our Fixture & Display operations is a high priority heading into 2004.

These factors and others are discussed below.

Results of Operations

Discussion of Consolidated Results

2003 vs. 2002

Sales increased 2.7%, and at $4.39 billion, were a record for the Company. Same location sales increased 1.2%, or $52 million, due to currency rate changes as overall volume was flat. Net earnings decreased 12%, or $27 million, to $206 million. Factors contributing to this decline include the weakening of the U.S. dollar against other major currencies (about $16 million after tax), increased energy costs (about $16 million after tax), and unusually high obsolete and slow-moving inventory reserves (about $6 million after tax). Earnings also decreased from unabsorbed overhead in businesses with lower production levels, operating inefficiency in certain locations, and increased steel costs. Partially offsetting these negative factors were higher sales, lower restructuring costs ($10 million after tax), reduced bad debt expense ($6 million after tax), and income tax rate reductions. The income tax rate reduction, from 35.9% in 2002 to 34.7% in 2003, primarily resulted from the realization of foreign tax credit carryforwards.

2002 vs. 2001

Earnings increased 24% on essentially flat same location sales. Sales totaled $4.27 billion, an increase of 3.8% from 2001. Same location sales increased 0.7%, or $27 million, for the full year. Net earnings increased $46 million to $233 million.

Reduced expenses account for the bulk of the 2002 earnings improvement. On January 1, 2002, the Company adopted Statement of Financial Accounting Standards (SFAS) No. 142, "Goodwill and Other Intangible Assets," which required that goodwill no longer be amortized to earnings, but instead be tested periodically for impairment. This change contributed about $20 million to net earnings. Other cost decreases resulted from continuing improvements in operating efficiency, lower restructuring costs, and reduced expenses for energy (about $6 million after tax), bad debts ($8 million after tax), and interest ($11 million after tax). Higher raw material costs (notably steel) and stiff price competition in some business units partially offset these improvements.

Major Trends and Uncertainties

Late in 2003, Leggett began experiencing rapid and significant steel cost increases, and these increases have accelerated in early 2004. From mid-year through the end of 2003, steel prices increased about $100 a ton. Through February 2004, we've seen another $30 a ton increase, and we're expecting prices to continue rising. We purchase 1.3 million tons of steel each year, accounting for nearly 15% of our cost of goods sold. Cost increases of this magnitude significantly affect our profitability. We have recently announced or implemented selling price increases in most segments to recover these higher costs. The future pricing of steel is uncertain at this point. The degree to which the Company is able to mitigate or recover these escalating costs is a major factor impacting future results.

Availability of steel is also becoming an issue. Worldwide steel production capacity declined in recent years due to bankruptcies of domestic steel producers. At the same time, worldwide demand for steel is increasing, driving prices significantly higher. Although some uncertainty over steel availability exists, we believe we are better positioned than our competitors to secure supply. Steel scrap and rod represent about 70% of our steel purchases (this material is converted to wire, which is the raw material used by many of our operations). Half of the steel rod we use comes from our own mill, helping ensure supply. In addition, our financial strength and purchasing leverage are advantages many of our competitors don't enjoy.

Natural gas prices during 2003 were 80% higher on average than in 2002. While we don't believe this rate of increase will continue, some uncertainty exists. We ended 2003 with prices locked in on about 60% of our domestic and Canadian natural gas requirements through June 2004. These hedge prices averaged $5.63 per mmbtu.

In certain of our markets, a portion of U.S. manufacturing is moving overseas. As that occurs, we must establish operations in new regions of the world to continue supplying our customers. Currently, the largest influence on our markets is coming from China. At the end of 2003, Leggett operated eight Chinese facilities. Generally, we can produce components at a lower cost in the U.S. However, as our customers move the production of their finished products overseas, we must be located nearby to supply them efficiently. In addition to our own facilities in China, we have strong relationships with many Asian suppliers.

As we continue to expand internationally, more facilities are operated in foreign countries resulting in increased exposure to foreign currencies. Leggett currently hedges only a modest amount of these exposures with derivative instruments. Significant changes in the U.S. dollar to foreign currencies could impact future results.

The recent weakening of the U.S. dollar, primarily against the Canadian dollar, contributed to 2003's earnings decline. Some of our Canadian operations sell to U.S. customers in U.S. dollars but incur their costs in Canadian dollars. These operations have experienced margin deterioration in 2003. Price increases have been implemented in some of these operations, but U.S. competitors, who are not experiencing this impact, make raising prices more difficult.

In October 2003, we announced increased attention to our poorly performing Fixture & Display operations. This tactical plan aims to accomplish improved operating efficiency, better adherence to standard costs, tighter inventory controls, cost reductions, and more competent staffing. The success of this plan could have a significant impact on future operating results. Additional comments regarding the impact of margin improvements in these businesses are included later in this discussion.

In the last half of 2003, the Company began to see improving trends in many of its businesses. All five segments reported increases in same location sales in the fourth quarter, and we expect these improvements to continue in 2004. Additional comments regarding these recent trends are included in the discussion of segment results that follows.

Discussion of Segment Results

A description of the products included in each segment, along with segment financial data, appear in Note K of the Notes to Consolidated Financial Statements. Following is a comparison of EBIT margins (Segment EBIT divided by Segment Total Sales):

	2003	2002	2001
Residential Furnishings	**9.5%**	10.4%	8.6%
Commercial Fixturing & Components	**2.8**	5.4	5.6
Aluminum Products	**7.6**	6.4	5.5
Industrial Materials	**6.5**	8.3	10.6
Specialized Products	**10.8**	11.8	10.1

RESIDENTIAL FURNISHINGS

2003 vs. 2002

Sales increased 2.5%, or $55 million, as same location sales gained 1.4%. Most operating units experienced a rebound in customer demand in the second half of the year. Full year improvements were reported in several categories, including upholstered furniture components, ornamental and adjustable beds, and carpet underlay. Sales from foreign operations also increased for the year, in part from currency impacts, as foreign currencies now convert to more U.S. dollars. These gains were partially offset by sales declines in our fiber operations. Sales in our U.S. bedding components businesses also decreased for the full year due to weak demand in early 2003. Beginning in June, demand improved and our bedding components operations posted growth during the second half of the year.

EBIT decreased 6%, or $14 million, as higher steel and energy costs, impacts from the weaker U.S. dollar, and unabsorbed overhead from lower production rates at U.S. bedding components operations during the first half of the year more than offset the benefit from increased sales. In addition, lower restructuring costs were offset by the non-recurrence of a partial reversal of a Canadian lumber duty accrual.

2002 vs. 2001

Sales increased 4.1%, or $84 million, primarily from a 2.8% increase in same location sales. EBIT increased 26%, or $47 million, partially due to higher sales and cost improvement efforts. Sales of upholstered furniture components increased significantly, but these gains were tempered by flat sales in bedding and other product categories. Elimination of $8 million of goodwill amortization, partial reversal of Canadian lumber duty accruals, reduced bad debt expense, lower energy costs, and lower restructuring costs contributed to the EBIT improvement. Higher raw material costs in steel, lumber and chemicals partially offset these improvements.

COMMERCIAL FIXTURING & COMPONENTS

2003 vs. 2002

Sales increased 7.4%, or $66 million, due to incremental sales from acquisitions, offset slightly by a 0.4% decrease in same location sales. Although certain major retailers continued with new store openings and refurbishments in 2003, most continued at reduced capital spending levels. Demand for office furniture components also remained at very low levels throughout 2003. However, modest improvements occurred in this market late in the year.

In July 2003, we purchased the assets of RHC Spacemaster, a producer of store fixtures. This acquisition should add at least $120 million to annual revenues and is expected to be modestly profitable in the first full year.

EBIT for the segment decreased $22 million, or 45%, primarily due to inventory write-downs, the weakening of the U.S. dollar, higher steel costs, operational inefficiency, and price competition. Lower restructuring costs offset some of these negative factors. In the third quarter of 2003, the Company announced a focused management effort to improve the operating efficiency and margins of the Fixture & Display portion of this segment.

2002 vs. 2001

Sales decreased 4.9% as incremental sales from recent acquisitions were unable to overcome the 9.5%, or $90 million, decline in same location sales. Markets for both retail fixtures and office furniture components were down approximately 20%-25% from peak levels in 2000. However, the Company gained market share in its Fixture & Display business, owing in part to the financial difficulties of some competitors brought about by the tough conditions the industry faced in recent years.

EBIT decreased $5 million, or 9%, with the earnings impact from lower same location sales largely offset by $4 million in lower restructuring costs, elimination of $9 million of goodwill amortization, and cost structure improvements.

ALUMINUM PRODUCTS

2003 vs. 2002

Sales decreased $21 million or 4.2%. Same location sales increased 2.5%, but three recent divestitures reduced sales by $32 million. No acquisitions were made during 2003. New programs for castings used in motorcycles, small engines, and large appliances represented the majority of the same location sales increase. These gains were partially offset by a decline in sales of barbeque grill castings.

EBIT increased $4 million, or 14%, partially due to same location sales growth. Lower restructuring and non-recurring charges benefited EBIT by approximately $6 million, but were offset by an unfavorable change in sales mix.

2002 vs. 2001

Sales increased $28 million, or 6.0%. This gain reflected an 8.8% increase in same location sales, partially offset by three divestitures. There were no acquisitions during the year. The same location sales growth was primarily attributable to new programs with existing and new customers, as overall market demand did not improve appreciably.

EBIT increased 23%, or $6 million, primarily reflecting the same location sales increases. Cost management efforts, reduced goodwill amortization expense of $3 million, and lower energy costs also benefited EBIT. These improvements were partially offset by restructuring costs of $3 million and non-recurring inventory and equipment obsolescence charges of $3 million. Higher raw material cost and minor impacts from start-up inefficiency associated with new business also reduced EBIT. The divestitures did not have a material impact on earnings.

INDUSTRIAL MATERIALS

2003 vs. 2002

Sales decreased 5.3%, or $32 million, reflecting a 5.1% reduction in same location sales. The sales decline resulted from weakness in many of our end markets, including wire demand from bedding manufacturers (in the first half of 2003), and tubing demand for ATV's and accessories. Certain markets began to recover late in the year, and volumes improved, particularly in the wire drawing operations.

EBIT decreased 26%, or $13 million, due to lower sales and production volume, and higher steel and energy costs. These factors were partially offset by the elimination of start-up costs associated with the Sterling rod mill, lower restructuring charges, and a gain from the sale of a tubing fabrication business.

2002 vs. 2001

Sales increased 15.9%, primarily due to acquisitions, with same location sales increasing 2.4%. EBIT declined 9%, or $5 million. The majority of the EBIT decline for the year resulted from increased steel prices. These increases began in the second quarter 2002 as a result of tariffs imposed on foreign steel. We experienced delays in implementing price increases in certain businesses, but by late 2002, the majority of the increases had been passed along to customers. Additional EBIT declines resulted from costs associated with the start up of the Sterling rod mill and further restructuring efforts. Reduced bad debt expense and lower amortization benefited EBIT slightly.

SPECIALIZED PRODUCTS

2003 vs. 2002

Sales increased 11.6%, or $47 million, largely from a 10.7% gain in same location sales. New automotive programs, increased shipments of bedding machinery during the second half of 2003, and currency rates positively impacted sales.

EBIT increased slightly, reflecting higher sales, but these improvements were offset by impacts from the weaker U.S dollar, sales mix, and other smaller factors.

2002 vs. 2001

Sales increased 4.3%, mainly from a 3.9% increase in same location sales. EBIT increased $8 million, or 21%, due to higher automotive sales and elimination of $3 million of goodwill amortization, partially offset by reduced sales volume in our machinery operations. The strong performance of our automotive businesses was due primarily to additional market penetration and strong demand for lumbar and seat components.

Critical Accounting Policies and Estimates

As more fully disclosed in Note A of the Notes to Consolidated Financial Statements, we have adopted numerous accounting policies from among acceptable alternatives. Management must make many critical estimates or assumptions when preparing financial statements. Our major estimates and assumptions are discussed below. The first group of comments addresses estimates that impact our earnings each year, and later, we identify and discuss major estimates that impact earnings less frequently.

The most critical estimates and assumptions impacting our ongoing results are:

- credit losses
- costs related to worker's compensation, automobile, product and general liability, property, and medical programs
- inventory losses from obsolescence
- income taxes

With respect to credit losses, our customers are diverse, but many are small-to-medium sized companies and some are highly leveraged. Bankruptcy can occur with some of these customers relatively quickly and with little warning, particularly in a changing economic environment, adding to the difficulty in estimating credit losses.

Worker's compensation, automobile, product and general liability, property, and medical insurance costs may require an extended period after the actual loss occurred before the exact amount of the cost is known. Estimates of these costs over that period, which in some cases is several years, will vary from the final amount. We carry insurance for individual losses that exceed a certain amount specified for each program.

Changing customer specifications, technology, customer bankruptcy and other factors result in inventory losses that are difficult to estimate precisely. At any financial statement date, the impact of these factors on inventory value may not be completely known.

Income taxes are recorded by the Company at rates in effect in the various tax jurisdictions in which it operates. The Company has tax loss carryforwards in certain jurisdictions and foreign tax credit carryforwards for U.S. tax purposes. Valuation reserves are established against these future potential tax benefits based on Management's estimate of their ultimate realization. Actual realization of these benefits may vary from Management's estimates. Also, Management has made certain assumptions about the distribution of earnings from subsidiaries which may not be accurate in the future, thereby affecting the tax impact of such earnings. Finally, ultimate resolution of issues raised by ongoing tax audits is not predictable and could affect the Company's tax liabilities.

Our accounting estimates of these costs and losses are based on available actuarial estimates, prior experience and close monitoring of each exposure. We believe our reserves for these potential losses are adequate.

The next group of comments addresses estimates that may occasionally impact our earnings. The most significant of these estimates are:

- goodwill and asset impairments
- unusual litigation and claims
- plant restructurings and closings

Losses related to these items are recognized when specific facts which affect the estimate are known.

Goodwill impairment is formally assessed annually, as required by SFAS No. 142, and also when we experience significant negative deviations from the assumptions underlying the fair market valuation of each reporting unit. Asset impairments are monitored by periodically focusing on underperforming locations with insufficient cash flows.

Many assumptions about the future are necessary in the determination of fair market value for each of our eleven reporting units (as defined by SFAS No. 142). The key assumptions are discount rate, organic sales growth, EBIT margins, capital expenditure requirements, and working capital requirements. No goodwill impairment has been determined to date for any of our reporting units.

The key assumptions are re-evaluated annually, or more frequently if significant changes become apparent, using Management's most recent assessment of the performance potential of each reporting unit. Recent performance of the reporting unit is an important factor, but not the only factor, in Management's annual assessment. Fair market values calculated for each reporting unit may go up or down each year based on a re-evaluation of the key assumptions.

The Company's Fixture & Display operations have experienced deterioration in profitability over the past few years, in part due to external market factors, but also due to unsatisfactory internal performance. The Company is responding with a strategic initiative aimed at improving operating efficiency, integrating recent acquisitions, cutting costs, and restoring margins. This endeavor may require changing the business model, raising prices or walking away from certain customer relationships, and shutting down or consolidating certain production facilities. About $300 million of the Company's goodwill is associated with these operations. In order to avoid possible future impairment of this goodwill, margins must improve.

The Company has not recorded any significant losses for litigation and claims in the last three years, and Management is not aware of any significant unrecorded exposures. We record restructuring or plant closing losses when specific actions have been implemented and the liability incurred. No significant income is reflected in the financial statements for the reversal of restructuring or plant closing losses accrued in a prior period.

Capital Resources and Liquidity

Leggett serves a variety of industries that have different capital expenditure and working capital requirements. We have sufficient capital resources to meet our current operating needs, and also to support future growth. We attempt to achieve a balance between debt and equity, striving to minimize the total cost of capital, without excessive leverage. Leggett maintains a target for long-term debt of 30-40% of total capitalization.

Short-term Liquidity

We rely on cash flow from operations as our primary source of capital. Despite depressed net earnings for the last three years, we have been able to mitigate the impact on cash flow by reducing capital spending and acquisitions, and focusing on working capital management. Also, in 2003 we took advantage of historically low interest rates by issuing fixed rate debt with maturities of 10 and 15 years. As a result, we have been able to increase cash and equivalents to a level that provides adequate liquidity to finance ongoing operations, pay down debt maturing in the near term, and fund a portion of our future growth.

Cash provided by operating activities was $395 million, $456 million and $535 million for 2003, 2002 and 2001, respectively. The decrease in cash provided by operating activities during 2003 and 2002 compared to 2001 primarily reflects a slowing of working capital decreases, partially offset by increased earnings.

Total working capital increased in 2003, primarily from higher cash balances, currency impacts, and acquisitions. Year end accounts receivable increased due to strong December sales. Working capital levels vary by segment, with Aluminum Products and Commercial Fixturing & Components requirements generally higher than Company averages. Accounts receivable balances in these segments are typically higher due to the longer credit and collection time required to service certain customers of the aluminum die casting and Fixture & Display businesses. These same businesses also require higher inventory investments due to the custom nature of their products, longer manufacturing lead times (in certain cases), and the needs of many customers to receive large volumes of product within short periods of time.



Tin Le, Crating Ladder Assembler

Total Capitalization

The following table shows Leggett's total capitalization at the end of the three most recent years. The table also shows the amount of unused committed credit available through our *revolving bank credit agreements*, current maturities of long-term debt, the amount of cash and cash equivalents, and the ratio of earnings to fixed charges.

(Dollar amounts in millions)	**2003**	2002	2001
Long-term debt outstanding:			
Scheduled maturities	**$1,012**	$ 809	$ 978
Average interest rates	**4.1%**	4.3%	4.8%
Average maturities in years	**6.0**	3.4	4.0
Revolving credit/commercial paper	**–**	–	–
Total long-term debt	**1,012**	809	978
Deferred income taxes and other liabilities	**138**	117	111
Shareholders' equity	**2,114**	1,977	1,867
Total capitalization	**$3,264**	$2,903	$2,956
Unused committed credit:			
Long-term	**$ 213**	$ 233	$ 233
Short-term	**127**	107	110
Total unused committed credit	**$ 340**	$ 340	$ 343
Current maturities of long-term debt	**$ 119**	$ 128	$ 6
Cash and cash equivalents	**$ 444**	$ 225	$ 187
Ratio of earnings to fixed charges*	**6.2x**	7.6x	5.2x

* *Fixed charges include interest expense plus a factor for implied interest included in operating leases.*

This next table shows the calculation of long-term debt as a percent of total capitalization, net of cash and current maturities, at December 31, 2003 and 2002. We believe that adjusting this measure for cash and current maturities more appropriately reflects financial leverage, since cash is readily available to repay debt. These adjustments also enable meaningful comparisons to historical periods. Prior to the second quarter of 2002, current debt maturities were essentially zero, and prior to the third quarter of 2001, cash balances were much smaller.

(Dollar amounts in millions)	**2003**	2002
Long-term debt	**$1,012**	$ 809
Current debt maturities	**119**	128
Cash and cash equivalents	**(444)**	(225)
Net debt, after adjustments	**$ 687**	$ 712
Total capitalization	**$3,264**	$2,903
Current debt maturities	**119**	128
Cash and cash equivalents	**(444)**	(225)
Total capitalization, after adjustments	**$2,939**	$2,806
Debt to total capitalization		
Before adjustments	**31.0%**	27.9%
After adjustments	**23.4%**	25.4%

Total debt increased $195 million from year-end 2002, primarily due to the issuance of $200 million in 10-year notes at a 4.7% coupon rate in March 2003, and the issuance of $150 million in 15-year notes at a 4.4% coupon rate in June 2003. We issued this debt to take advantage of current low interest rates and to extend maturities. These increases were offset by debt repayments of approximately $144 million. In the first quarter of 2003, we also liquidated an interest rate swap agreement and received $40 million in cash proceeds. The proceeds from the notes and liquidation of the swap agreement will be used for repayment of existing debt (approximately $470 million comes due through the first quarter 2005), stock repurchases, the financing of future acquisitions, and other general corporate purposes.

Obligations having scheduled maturities are the primary source of Leggett's debt capital. At the end of 2003, these obligations consisted primarily of our medium-term notes. Our public debt currently carries a Moody's rating of A2 and a Standard & Poor's rating of A+. We have maintained an 'A' rating on our debt for over a decade.

The secondary source of Leggett's debt capital consists of a $300 million commercial paper program supported by $340 million in revolving credit commitments. Leggett has had no commercial paper outstanding during the last three years. To further facilitate the issuance of debt capital, $150 million remains available under our $500 million shelf registration. We believe that we have sufficient unused committed credit to ensure that future capital resources are adequate for our ongoing operations and growth opportunities. Additional details of long-term debt are discussed in Note F of the Notes to Consolidated Financial Statements.

Uses of Capital Resources

The Company's investments to modernize and expand manufacturing capacity totaled $389 million in the last three years. In 2004, management anticipates capital spending will approximate $135 million, primarily for maintaining and expanding production capacity. During the last three years, the Company employed $261 million of cash (net of cash acquired) in acquisitions. In 2003, 15 businesses were acquired for $120 million in cash (net of cash acquired). We also assumed $21 million of acquired companies' debt and other liabilities. Of the 15 acquisitions in 2003, nine should add about $60 million in annual sales to Residential Furnishings, three should contribute approximately $140 million to Commercial Fixturing & Components, and three should increase Specialized Products sales by around $20 million. Additional details of acquisitions are discussed in Note B of the Notes to Consolidated Financial Statements. Segment details are shown in Note K of the Notes to Consolidated Financial Statements.

Cash dividends on the Company's common stock in the last three years totaled $292 million and increased at an 8.7% compounded annual rate. Our long-term target for dividend payout is approximately one-third of the prior three-years' average earnings. Calculated in the same manner as our target, dividend payout was 51.3% in 2003, 43.7% in 2002 and 38.8% in 2001. As earnings recover, we expect to move back toward the 30-35% dividend payout target.

Company purchases of its common stock (net of issuances) totaled $79 million in 2003, $81 million in 2002, and $51 million in 2001. These purchases were made primarily to replace shares issued in employee stock plans.

Each year, the Board of Directors authorizes management, at its discretion, to buy up to two million shares of Leggett stock for use in employee benefit plans or for other purposes. This authorization is continuously replenished as shares acquired are reissued. In addition, management is authorized, again at its discretion, to repurchase any shares issued in acquisitions.

At the end of the third quarter 2000, the Board of Directors authorized management to repurchase up to an additional 10 million shares of Leggett stock. The Board of

Directors has continued this authorization for an additional period expiring in September 2004. As of December 31, 2003, we had acquired approximately 2.9 million shares under this authorization. A specific repurchase schedule has not been established under this authorization. The amount and timing of purchases will depend on economic and market conditions, acquisition activity, and other factors.

The following table summarizes Leggett's future contractual obligations and commercial commitments:

(Dollar amounts in millions)	Payments Due by Period				
Contractual Obligations	Total	Less Than 1 Year	1-3 Years	3-5 Years	After 5 Years
Long-term debt*	$1,109	$119	$471	$111	$408
Operating leases	119	35	44	24	16
Purchase obligations**	430	430	–	–	–
Other long-term obligations	42	–	13	5	24
Total contractual cash obligations	$1,700	$584	$528	$140	$448

* *Long-term debt excludes $23 million of market value adjustments related to interest rate swap agreements and includes $37 million of capitalized leases. The long-term debt payment schedule presented above could be accelerated if the Company was not able to make its principal and interest payments when due. However, we believe we have sufficient capital resources to satisfy these obligations.*

** *Purchase obligations primarily include open short-term (30-120 days) purchase orders that arise in the normal course of operating the Company's facilities.*

Restructuring Activity

During 2003, Leggett divested two small operations, and closed or consolidated six other facilities. Results of operations for 2003 include charges of approximately $2 million relating to these activities, offset by a $3 million gain on the sale of a tubing fabrication business. Certain other facilities are currently being reviewed and may be consolidated or closed during 2004. We anticipate only modest restructuring charges from these activities, in line with those recognized the past few years.

During 2002, we announced the divestiture or closure of seven operations. Three of these facilities were in the Aluminum Products segment, two were in Commercial Fixturing & Components, and two were in Residential Furnishings. In September 2002, we sold our remaining aluminum smelting facility and a tool & die operation, and in November 2002, we sold a small die casting plant. Leggett also announced the closing of two Fixture & Display facilities, the largest of which served the telecom industry. Finally, we closed two fiber operations in our Residential Furnishings segment. Restructuring charges related to these activities totaled $15 million.

During 2001 we closed or consolidated 12 operations. Seven of these facilities were in Residential Furnishings, including four fiber operations, two foam businesses, and one small bedding components plant. In Commercial Fixturing & Components, two Fixture & Display operations were consolidated into other facilities, and another was sold. A wire drawing plant in Industrial Materials was closed. And finally, in Specialized Products, we closed a small automotive operation in Europe. Restructuring charges totaled $18 million in 2001.

Restructuring liabilities are not material to the Company's balance sheet. Adjustments of previously established accruals relating to restructuring activities have been negligible.

Seasonality

The percent of consolidated net sales by quarter, excluding the impact of acquisitions, is as follows for the last three years:

	2003	2002	2001
First Quarter	**23.9%**	23.8%	24.9%
Second Quarter	**26.0**	26.0	24.9
Third Quarter	**26.3**	26.2	26.4
Fourth Quarter	**23.8**	24.0	23.8
Year	**100.0%**	100.0%	100.0%

The Company does not experience significant seasonality, however, as indicated in the above table, quarter-to-quarter sales can vary in proportion to the total year by about 2.5%. The timing of acquisitions and economic factors in any year can distort the underlying seasonality in certain of our businesses. In each of the three years presented, the economic slowdown impacted our various businesses and "normal" seasonality was likely somewhat distorted. Nevertheless, for the Company as a whole, the second and third quarters have proportionately greater sales, while the first and fourth quarters are generally lower.

Residential Furnishings typically has the strongest sales in the second and third quarters due to increased consumer demand for bedding and furniture during the late summer and fall months. Commercial Fixturing & Components generally has heavy third quarter sales of its store fixtures products, with the first and fourth quarters normally lower. This aligns with the industry's normal construction cycle, and the opening of new stores and completion of remodeling projects in advance of the holiday season. Aluminum Products sales are proportionately greater in the first two calendar quarters due to typically stronger spring and early summer demand for barbeque grills. Industrial Materials sales peak in the third and fourth quarters from higher demand for bedding products and seasonal demand for wire ties used for baling cotton (which is typically harvested in the early fall). Specialized Products has relatively little quarter-to-quarter variation in sales, although the automotive business is somewhat heavier in the second



Pam Leek, Plant Accounts Payable Specialist

and fourth quarters of the year and somewhat lower in the third quarter, due to model changeovers and plant shutdowns in the automobile industry during the summer.

New Financial Accounting Standards Board Statements

In December 2003, the Financial Accounting Standards Board (FASB) issued Interpretation No. 46 "Consolidation of Variable Interest Entities," an interpretation of Accounting Research Bulletin (ARB) No. 51, "Consolidated Financial Statements." This Interpretation addresses consolidation by business enterprises of variable interest entities. If a business enterprise has a controlling financial interest in a variable interest entity, the assets, liabilities, and results of the activities of the variable interest entity should be included in the consolidated financial statements by March 31, 2004. The Company has a small number of insignificant interests that could be affected by these new accounting standards.

Forward-Looking Statements

This report and our other public reports or statements made from time to time may contain "forward-looking" statements concerning possible future events, objectives, strategies, trends or results. These statements are identified either by the context in which they appear or by use of words such as "anticipate," "believe," "estimate," "expect," or the like.

Any forward-looking statement reflects only the beliefs of the Company or its Management at the time the statement is made. Because all forward-looking statements deal with the future, they are subject to risks, uncertainties and developments which might cause actual events or results to differ materially from those envisioned or reflected in any forward-looking statement. Moreover, we do not have, and do not undertake, any duty to update or revise any forward-looking statement to reflect events or circumstances after the date on which the statement was made. For all of these reasons, forward-looking statements should not be relied upon as a prediction of actual future events, objectives, strategies, trends or results.

It is not possible to anticipate and list all risks, uncertainties and developments which may affect the future operations or performance of the Company, or which otherwise may cause actual events or results to differ from forward-looking statements. However, some of these risks and uncertainties include the following:

- our ability to improve operations and realize cost savings
- future growth of acquired companies
- our ability to bring start up operations on line as budgeted in terms of expense and timing
- price and product competition from foreign and domestic competitors
- litigation risks
- competitive and general economic and market conditions and risks, such as the rate of economic growth in the United States and abroad, inflation, currency fluctuation, government regulation, interest rates, housing turnover, employment levels, consumer sentiment, taxation, and the like
- risks and uncertainties that could affect industries or markets in which we participate, such as growth rates and opportunities in those industries, or changes in demand for certain products or trends in business capital spending, and
- factors that could impact costs, including the availability and pricing of raw materials (most notably steel scrap), the availability of labor and wage rates, and fuel and energy costs.

Furthermore, we have made and expect to continue to make acquisitions. Acquisitions present significant challenges and risks, and depending upon market conditions, pricing and other factors, there can be no assurance that we can successfully negotiate and consummate acquisitions or successfully integrate acquired businesses into the Company.



(Left to right) Joey Wilson, Quality Control Auditor; Robert Holcomb, Tool Room Machinist; and Shelly Ogden, Trim Operator

Report of Management

Leggett & Platt, Incorporated and Subsidiaries

As Leggett & Platt's CEO and CFO, we are responsible for the presentation, integrity, and objectivity of the information contained in these consolidated financial statements. Leggett has a long-standing reputation for high quality earnings, integrity and candor. We intend to protect that reputation. To that end, we employ a rigorous system of corporate conduct, internal audit, external audit, and Board of Directors oversight.

We endeavor to foster a strong ethical climate where employees conduct the Company's business according to the highest personal and corporate standards. Our Business Policies Manual, which is distributed annually, requires employees to disclose potential conflicts of interest, comply with all applicable laws, protect the Company's assets, and keep proprietary information confidential.

We have established a system of internal controls designed to provide reasonable assurance that financial records are reliable for preparing financial statements, and that assets are properly accounted for and safeguarded.

PricewaterhouseCoopers LLP, independent auditors (PwC), audited the Company's consolidated financial statements. As part of its audit, PwC evaluated select internal accounting controls to establish the nature, timing, and extent of its audits and tests. We gave PwC access to all of the Company's financial records and related data. We believe that all representations made to PwC were valid and appropriate.

The Board of Directors, through its Audit Committee, meets with Management, the internal auditors, and the independent auditors to ensure that each is performing its responsibilities properly. Both the independent auditors and the internal auditors have open and direct access to the Audit Committee, without Management present, to discuss the results of their work, including internal accounting controls and the quality of financial reporting.

Accordingly, we can report that the consolidated financial statements in this Annual Report have been prepared in accordance with generally accepted accounting principles. They include amounts based on our best estimates and judgments. Financial information elsewhere in this Annual Report is consistent with the information in the financial statements.

Felix E. Wright
Chairman and
Chief Executive Officer

Matthew C. Flanigan
Vice President and
Chief Financial Officer

Report of Independent Auditors

Leggett & Platt, Incorporated and Subsidiaries

To the Board of Directors and Shareholders of Leggett & Platt, Incorporated:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of earnings, of cash flows and of changes in shareholders' equity present fairly, in all material respects, the financial position of Leggett & Platt, Incorporated and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for stock-based compensation as of January 1, 2003.

As discussed in Note A to the consolidated financial statements, the Company changed the manner in which it accounts for goodwill and other intangible assets as of January 1, 2002.

PricewaterhouseCoopers LLP

St. Louis, Missouri
January 28, 2004

Consolidated Statements of Earnings

Leggett & Platt, Incorporated and Subsidiaries

(Dollar amounts in millions, except per share data)

Year ended December 31	**2003**	2002	2001
Net sales	**$ 4,388.2**	$ 4,271.8	$ 4,113.8
Cost of goods sold	**3,616.5**	3,450.1	3,296.9
Gross profit	**771.7**	821.7	816.9
Selling and administrative expenses	**409.9**	394.2	415.2
Amortization of excess cost of purchased companies (in 2001 only) and other intangibles	**8.4**	10.2	39.9
Restructuring and other (income) deductions, net	**(1.9)**	16.7	10.6
Earnings before interest and income taxes	**355.3**	400.6	351.2
Interest expense	**46.9**	42.1	58.8
Interest income	**6.7**	5.0	4.9
Earnings before income taxes	**315.1**	363.5	297.3
Income taxes	**109.2**	130.4	109.7
Net earnings	**$ 205.9**	$ 233.1	$ 187.6
Earnings per share			
Basic	**$ 1.05**	$ 1.17	$ .94
Diluted	**$ 1.05**	$ 1.17	$ .94

The accompanying notes are an integral part of these financial statements.


Danny

(Left to right) Linda Parker, Plant Office Manager; Danny Hardcastle, Maintenance Manager; and Beth Carney, Executive Assistant

Consolidated Balance Sheets

Leggett & Platt, Incorporated and Subsidiaries

(Amounts in millions, except per share data)

December 31	2003	2002
ASSETS		
Current Assets		
Cash and cash equivalents	$ 443.9	$ 225.0
Accounts and notes receivable, less allowance of $17.9 in 2003 and $19.4 in 2002	680.7	569.0
Inventories		
Finished goods	316.5	326.8
Work in process	80.0	71.1
Raw materials and supplies	242.9	237.1
LIFO reserve	(11.1)	(9.3)
Total inventories	628.3	625.7
Other current assets	66.5	68.3
Total current assets	1,819.4	1,488.0
Property, Plant and Equipment – at cost		
Machinery and equipment	1,325.1	1,242.1
Buildings and other	680.0	648.1
Land	61.7	62.0
Total property, plant and equipment	2,066.8	1,952.2
Less accumulated depreciation	1,099.7	991.5
Net property, plant and equipment	967.1	960.7
Other Assets		
Excess cost of purchased companies over net assets acquired, less accumulated amortization of $115.0 in 2003 and $112.2 in 2002	989.5	898.0
Other intangibles, less accumulated amortization of $35.1 in 2003 and $46.1 in 2002	44.0	36.8
Sundry	69.7	117.6
Total other assets	1,103.2	1,052.4
TOTAL ASSETS	$ 3,889.7	$ 3,501.1
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current Liabilities		
Current maturities of long-term debt	$ 119.4	$ 127.7
Accounts payable	195.2	181.9
Accrued expenses	223.8	201.6
Other current liabilities	87.5	86.8
Total current liabilities	625.9	598.0
Long-Term Debt	1,012.2	808.6
Other Liabilities	42.4	38.2
Deferred Income Taxes	95.2	79.4
Shareholders' Equity		
Capital stock		
Preferred stock – authorized, 100.0 shares; none issued		
Common stock – authorized, 600.0 shares of $.01 par value; issued 198.8 shares in 2003 and 2002, respectively	2.0	2.0
Additional contributed capital	433.7	422.9
Retained earnings	1,788.3	1,687.3
Accumulated other comprehensive income (loss)	34.4	(39.0)
Less treasury stock – at cost (6.7 and 4.3 shares in 2003 and 2002, respectively)	(144.4)	(96.3)
Total shareholders' equity	2,114.0	1,976.9
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 3,889.7	$ 3,501.1

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Cash Flows

Leggett & Platt, Incorporated and Subsidiaries

(Dollar amounts in millions)

Year ended December 31	**2003**	2002	2001
Operating Activities			
Net earnings	**$ 205.9**	$ 233.1	$ 187.6
Adjustments to reconcile net earnings to net cash provided by operating activities			
Depreciation	**158.6**	154.4	156.7
Amortization	**8.4**	10.2	39.9
Deferred income tax expense (benefit)	**15.9**	17.7	(19.6)
Other	**7.3**	8.1	(11.7)
Other changes, excluding effects from purchases of companies			
(Increase) decrease in accounts receivable, net	**(79.5)**	(.6)	84.6
(Increase) decrease in inventories	**27.4**	(24.5)	84.7
(Increase) decrease in other current assets	**(.8)**	(3.7)	3.1
Increase (decrease) in accounts payable	**8.0**	18.7	(20.3)
Increase in accrued expenses and other current liabilities	**44.1**	42.5	29.5
Net Cash Provided by Operating Activities	**395.3**	455.9	534.5
Investing Activities			
Additions to property, plant and equipment	**(136.6)**	(124.0)	(128.0)
Purchases of companies, net of cash acquired	**(120.4)**	(45.6)	(95.1)
Proceeds from liquidation of interest rate swap agreement	**39.9**	–	–
Other	**11.0**	23.3	41.9
Net Cash Used for Investing Activities	**(206.1)**	(146.3)	(181.2)
Financing Activities			
Additions to debt	**355.2**	15.7	49.1
Payments on debt	**(143.8)**	(110.7)	(108.7)
Dividends paid	**(102.7)**	(96.3)	(92.5)
Issuances of common stock	**3.8**	13.2	11.9
Purchases of common stock	**(82.8)**	(93.7)	(63.2)
Net Cash Provided by (Used for) Financing Activities	**29.7**	(271.8)	(203.4)
Increase in Cash and Cash Equivalents	**218.9**	37.8	149.9
Cash and Cash Equivalents – Beginning of Year	**225.0**	187.2	37.3
Cash and Cash Equivalents – End of Year	**$ 443.9**	$ 225.0	$ 187.2
Supplemental Information			
Interest paid	**$ 53.8**	$ 46.8	$ 65.4
Income taxes paid	**93.7**	110.9	125.5
Property, plant and equipment acquired through capital leases	**3.3**	31.9	3.9
Liabilities assumed of acquired companies	**21.2**	2.5	21.0
Common stock issued for acquired companies	**–**	–	1.2
Common stock issued for employee stock plans	**33.1**	35.9	34.6

The accompanying notes are an integral part of these financial statements.

Consolidated Statements of Changes in Shareholders' Equity

Leggett & Platt, Incorporated and Subsidiaries

(Dollar amounts in millions, except per share data)

Year ended December 31	2003	2002	2001
Common Stock			
Balance, beginning and end of period	**$ 2.0**	$ 2.0	$ 2.0
Additional Contributed Capital			
Balance, beginning of period	**$ 422.9**	$ 419.3	$ 423.5
Stock options and benefit plans transactions	**14.2**	12.6	10.2
Treasury stock issued	**(4.1)**	(12.8)	(19.9)
Tax benefit related to stock options	**.7**	3.8	5.5
Balance, end of period	**$ 433.7**	$ 422.9	$ 419.3
Retained Earnings			
Balance, beginning of period	**$ 1,687.3**	$ 1,552.7	$ 1,460.0
Net earnings	**205.9**	233.1	187.6
Cash dividends declared (per share: 2003 – $.54; 2002 – $.50; 2001 – $.48)	**(104.9)**	(98.5)	(94.9)
Balance, end of period	**$ 1,788.3**	$ 1,687.3	$ 1,552.7
Treasury Stock			
Balance, beginning of period	**$ (96.3)**	$ (51.6)	$ (46.3)
Treasury stock purchased	**(83.3)**	(96.7)	(71.8)
Treasury stock issued	**35.2**	52.0	66.5
Balance, end of period	**$ (144.4)**	$ (96.3)	$ (51.6)
Accumulated Other Comprehensive Income (Loss)			
Balance, beginning of period	**$ (39.0)**	$ (55.8)	$ (45.4)
Foreign currency translation adjustment	**73.4**	16.8	(10.4)
Balance, end of period	**$ 34.4**	$ (39.0)	$ (55.8)
Total Shareholders' Equity	**$ 2,114.0**	$ 1,976.9	$ 1,866.6
Comprehensive Income			
Net earnings	**$ 205.9**	$ 233.1	$ 187.6
Foreign currency translation adjustment (net of income tax expense: 2003 – $1.6; 2002 – $3.1; 2001 – $.3)	**73.4**	16.8	(10.4)
Total Comprehensive Income	**$ 279.3**	$ 249.9	$ 177.2

The accompanying notes are an integral part of these financial statements.

(Dollar amounts in millions, except per share data)
December 31, 2003, 2002 and 2001

A-Summary of Significant Accounting Policies

Principles of Consolidation

The consolidated financial statements include the accounts of Leggett & Platt, Incorporated (Leggett & Platt) and its majority-owned subsidiaries (the Company). All inter-company transactions and accounts have been eliminated in consolidation.

Cash Equivalents

Cash equivalents include cash in excess of daily requirements which is invested in various financial instruments with original maturities of three months or less.

Sales Recognition

The Company primarily recognizes sales upon the shipment of its products. The Company has no significant and unusual price protection or right of return provisions with its customers. Certain aluminum segment customers have fixed pricing for specified quantities of aluminum used in the production process. The Company generally purchases in advance sufficient quantities of aluminum inventory to "hedge" this fixed pricing commitment. Sales allowances and discounts can be reasonably estimated throughout the period and are deducted from sales in arriving at net sales.

Inventories

All inventories are stated at the lower of cost or market. Cost includes materials, labor and production overhead. Cost is determined by the last-in, first-out (LIFO) method for approximately 50% of the inventories at December 31, 2003 and 2002. The first-in, first-out (FIFO) method is principally used for the remainder. The FIFO cost of inventories at December 31, 2003 and 2002 approximated replacement cost.

Depreciation, Amortization and Asset Impairment

Property, plant and equipment are depreciated by the straight-line method. The rates of depreciation range from 7% to 25% for machinery and equipment, 3% to 7% for buildings and 12% to 33% for other items. Accelerated methods are used for tax purposes.

Intangibles, other than goodwill, are amortized by the straight-line method over their estimated lives. The rates of amortization range from 5% to 33%. In accordance with SFAS No. 142 and 144, long-lived assets, including intangibles, are evaluated for probable recovery of their carrying amount. Appropriate adjustment, using current market values, estimates of future cash flows and other methods, is made when recovery of the carrying amount is not reasonably assured.

Goodwill Amortization

As required by SFAS No. 142, the excess cost of purchased companies over net assets acquired (goodwill) ceased being amortized beginning January 1, 2002. Net earnings adjusted to exclude goodwill amortization expense for the year ended December 31, 2001 would have increased $20.2, from $187.6 to $207.8. Basic and diluted earnings per share adjusted to exclude goodwill amortization would have increased $.10, from $.94 to $1.04.

Stock-Based Compensation

Prior to 2003, the Company applied the intrinsic value based method of accounting prescribed by APB Opinion No. 25 and related interpretations in accounting for stock-based compensation plans. Accordingly, in 2002 and 2001, compensation cost for stock options was measured as the excess, if any, of the quoted market price of the Company's stock at the date of grant over the amount an employee must pay to acquire the stock.

Effective January 1, 2003, the Company adopted the preferable fair value recognition provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." The Company selected the prospective transition method permitted by SFAS No. 148, "Accounting For Stock-Based Compensation – Transition and Disclosures." Accordingly, the Company began expensing stock options for any options granted after January 1, 2003 and the 15% discount for employee stock plans.

The following table illustrates the effect on net income and earnings per share as if the fair value method had been applied to all outstanding and unvested awards in each period:

	2003	2002	2001
Net earnings – as reported	**$ 205.9**	$ 233.1	$ 187.6
Add: Stock-based compensation cost, net of taxes, included in net earnings as reported	**7.5**	4.9	5.9
Deduct: Stock-based compensation cost, net of taxes, if the fair value based method had been applied to all awards	**(9.2)**	(11.1)	(12.4)
Pro forma net income	**$ 204.2**	$ 226.9	$ 181.1
Earnings per share			
Basic – as reported	**$ 1.05**	$ 1.17	$ .94
Basic – pro forma	**1.04**	1.14	.91
Diluted – as reported	**1.05**	1.17	.94
Diluted – pro forma	**1.04**	1.14	.90

Restructuring Costs

As required, the Company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" in 2003. This Statement supercedes previous accounting guidance, principally Emerging Issue Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)."

The adoption of SFAS No. 146 did not have a significant impact on the Company's financial statements. SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. Under EITF No. 94-3, a liability for an exit cost was recognized at the date of commitment to an exit plan. Accordingly, SFAS No. 146 may affect the timing of recognizing exit and restructuring costs.

Concentration of Credit Risks, Exposures and Financial Instruments

The Company engages in manufacturing, marketing, and distributing engineered products for markets served by the Company as described in Note K. The Company's operations are principally in the United States, although the Company also has manufacturing subsidiaries in Canada, Europe, Latin America, Asia and Australia and marketing and distribution operations in those and other areas of the world.

The Company performs ongoing credit evaluations of its customers' financial conditions and generally requires no collateral from its customers, some of which are highly leveraged. The Company maintains allowances for potential credit losses and such losses have generally been within management's expectations.

The Company has no material guarantees or liabilities for product warranties which would require disclosure under FASB Interpretation No. 45.

From time to time, the Company will enter into contracts to hedge transactions in foreign currencies, natural gas, and interest rates related to fixed rate debt.

The carrying value of cash and short-term financial instruments approximates fair value due to the short maturity of those instruments.

Other Risks

The Company obtains insurance for workers' compensation, automobile, product and general liability, property loss and medical claims. However, the Company has elected to retain a significant portion of expected losses through the use of deductibles. Provisions for losses expected under these programs are recorded based upon the Company's estimates of the aggregate liability for claims incurred. These estimates utilize the Company's prior experience and actuarial assumptions that are provided by the Company's insurance carriers.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Foreign Currency Translation

The functional currency for most foreign operations is the local currency. The translation of foreign currencies into U.S. dollars is performed for balance sheet accounts using current exchange rates in effect at the balance sheet date and for income and expense accounts using monthly average exchange rates. The cumulative effects of translating the functional currencies into the U.S. dollar are included in other comprehensive income. Foreign entities whose functional currency is the U.S. dollar are not significant.

B-Acquisitions

During 2003, the Company acquired 15 businesses for $120.4 in cash, net of cash acquired. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $54.5 of which $43.7 is expected to provide an income tax benefit. The Company has not yet obtained all information required to complete the purchase price allocations related to certain recent acquisitions. The Company does not believe that the additional information will materially modify the preliminary purchase price allocations. These acquired businesses manufacture and distribute products primarily to the commercial fixturing and components and residential furnishings markets, as well as the other markets the Company serves.

The unaudited pro forma consolidated net sales for the years ended December 31, 2003 and 2002 as though the 2003 acquisitions had occurred on January 1 of each year presented were $4,516.3 and $4,545.0, respectively. The unaudited pro forma consolidated net earnings and earnings per share are not materially different from the amounts reflected in the accompanying financial statements. These pro forma amounts are not necessarily indicative of either results of operations that would have occurred had the purchases been made on January 1 of each year or of future results of the combined companies.

During 2002, the Company acquired seven businesses for $45.6 in cash, net of cash acquired. These amounts include additional consideration of $6.9 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $12.4 of which $11.4 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the industrial materials and residential furnishings markets, as well as the other markets the Company serves.

In addition to the seven acquisitions noted above, the Company also acquired in 2002 the assets of a rod mill from a bankrupt steel company. The cost to acquire and refurbish this rod mill is included in expenditures for property, plant and equipment.

During 2001, the Company acquired 10 businesses for $95.1 in cash, net of cash acquired, and 61,026 shares of common stock valued at $1.2. These amounts include additional consideration of $13.7 paid for prior year acquisitions. The excess of the purchase price over the fair value of the net assets acquired increased goodwill by $64.3 of which $43.2 is expected to provide an income tax benefit. These acquired businesses manufacture and distribute products primarily to the commercial fixturing and components and industrial materials markets, as well as the other markets the Company serves.

The results of operations of the above acquired companies have been included in the consolidated financial statements since the dates of acquisition. The terms of certain of the Company's acquisition agreements provide for additional consideration to be paid if the acquired company's results of operations exceed certain targeted levels. Such additional consideration is payable in cash, and is recorded when earned as additional purchase price. The maximum amount of additional consideration remaining at December 31, 2003 is approximately $38 and will be payable, if earned, through 2006.

C-Goodwill and Other Intangible Assets

The changes in the carrying amount of goodwill are as follows:

	Residential Furnishings	Commercial Fixturing & Components	Aluminum Products	Industrial Materials	Specialized Products	Total
Balance as of January 1, 2002	$282.5	$351.7	$86.5	$29.3	$129.0	$879.0
Goodwill acquired during year	3.4	1.7	–	–	7.3	12.4
Goodwill written off related to sale or closure of facilities	–	–	(3.2)	–	–	(3.2)
Foreign currency translation adjustment/other	3.7	.4	–	.3	5.4	9.8
Balance as of December 31, 2002	289.6	353.8	83.3	29.6	141.7	898.0
Goodwill acquired during year	34.1	10.9	–	–	9.5	54.5
Goodwill written off related to sale of facilities	(.1)	–	–	–	–	(.1)
Foreign currency translation adjustment/other	13.5	7.7	–	.3	15.6	37.1
Balance as of December 31, 2003	**$337.1**	**$372.4**	**$83.3**	**$29.9**	**$166.8**	**$989.5**

Intangible assets acquired during 2003 and 2002 are as follows:

	2003		2002	
	Gross Carrying Amount	Weighted Average Amortization Period In Years	Gross Carrying Amount	Weighted Average Amortization Period in Years
Non-compete agreements	**$ 5.3**	**6.9**	$1.9	4.0
Patents	**2.7**	**10.7**	1.6	11.1
Acquisition intangibles, deferred financing and other costs	**8.3**	**8.4**	.8	2.6
	$16.3	**8.3**	$4.3	5.4

The gross carrying amount and accumulated amortization by major amortized intangible asset class is as follows:

December 31	2003		2002	
	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Non-compete agreements	**$30.1**	**$19.0**	$26.2	$17.6
Patents	**25.7**	**7.3**	24.7	6.9
Acquisition intangibles, deferred financing and other costs	**23.3**	**8.8**	32.0	21.6
	$79.1	**$35.1**	$82.9	$46.1

Aggregate amortization expense for other intangible assets was $8.4, $10.2 and $11.9 for the years ended December 31, 2003, 2002 and 2001, respectively.

Estimated amortization expense for each of the five years following 2003 is as follows:

Year ended December 31	
2004	$8.2
2005	5.9
2006	4.9
2007	4.0
2008	3.6

D-Earnings Per Share

Basic and diluted earnings per share were calculated as follows:

	2003	2002	2001
Basic			
Weighted average shares outstanding, including shares issuable for little or no cash	**196,548,473**	198,971,465	199,457,481
Net earnings	**$205.9**	$233.1	$187.6
Earnings per share	**$ 1.05**	$ 1.17	$ .94
Diluted			
Weighted average shares outstanding, including shares issuable for little or no cash	**196,548,473**	198,971,465	199,457,481
Additional dilutive shares principally from the assumed exercise of outstanding stock options	**405,403**	823,730	977,404
	196,953,876	199,795,195	200,434,885
Net earnings	**$205.9**	$233.1	$187.6
Earnings per share	**$ 1.05**	$ 1.17	$ .94

E-Supplemental Balance Sheet Information

Sundry assets, accrued expenses, and other current liabilities at December 31 consist of the following:

	2003	2002
Sundry assets		
Market value of interest rate swaps	**$ .6**	$ 48.8
Prepaid pension costs	**40.4**	40.3
Other	**28.7**	28.5
	$ 69.7	$117.6
Accrued expenses		
Wages and commissions payable	**$ 59.7**	$ 56.1
Workers' compensation, medical, auto and product liability insurance	**45.1**	44.6
Sales promotions	**32.2**	26.2
Other	**86.8**	74.7
	$223.8	$201.6
Other current liabilities		
Outstanding checks in excess of book balances	**$ 42.9**	$ 46.5
Dividends payable	**26.7**	25.0
Other	**17.9**	15.3
	$ 87.5	$ 86.8

F-Long-Term Debt

Long-term debt, weighted average interest rates and due dates at December 31 are as follows:

	2003	2002
Medium-term notes, average interest rates of 4.3% for 2003 and 2002, due dates through 2018	**$1,025.5**	$770.0
Market value adjustment related to medium-term notes' interest rate swaps	**23.1**	48.8
Industrial development bonds, principally variable interest rates of 2.0% and 2.1% for 2003 and 2002, respectively, due dates through 2030	**41.2**	43.5
Capitalized leases	**37.2**	39.7
Other, partially secured	**4.6**	34.3
	1,131.6	936.3
Less current maturities	**119.4**	127.7
	$1,012.2	$808.6

The Company had interest rate swap agreements on $14 of its fixed-rate medium-term notes at December 31, 2003 and $364 at December 31, 2002. These swap agreements, which convert fixed rate debt to variable rate debt, contain the same payment dates as the original issues, and are used by the Company to manage the fixed/variable interest rate mix of its debt portfolio. In accordance with SFAS No. 133, the market value of these swaps is shown as an adjustment of the corresponding debt's market value in the preceding table. Other assets include the corresponding market value of the interest rate swaps.

During the first quarter of 2003, the Company liquidated the interest rate swap agreement on the $350 medium-term note, and received $39.9 in cash proceeds. The market value adjustment at the date the swap was liquidated (equivalent to the proceeds from liquidation of the swap agreement) will be amortized as a reduction of interest expense over the remaining life of the medium-term note. The unamortized market value adjustment of the swap agreement liquidated was $22.5, and the market value of the $14 swap agreement was $.6, for a total of $23.1 at December 31, 2003.

On December 16, 2003, the Company entered into a cross-currency swap agreement with Wachovia Bank, N.A. See Note N for more discussion of this agreement.

At December 31, 2003, the revolving credit agreements provided for a maximum line of credit of $339.5. For any revolving credit agreement, the Company may elect to pay interest based on 1) the bank's base lending rate, 2) LIBOR, 3) an adjusted certificate of deposit rate, or 4) the money market rate, as specified in the revolving credit agreements. Agreement amounts of $106.5 will terminate August 22, 2004; $20.0 will terminate July 31, 2004 and $213.0 will terminate July 31, 2008, at which time any outstanding balances will become due. There were no amounts outstanding under the revolving credit agreements at December 31, 2003.

The revolving credit agreements and certain other long-term debt contain restrictive covenants which, among other restrictions, limit the amount of additional debt and require net earnings to meet or exceed specified levels of funded debt.

Maturities of long-term debt for each of the five years following 2003 are:

Year ended December 31	
2004	$119.4
2005	393.9
2006	77.5
2007	29.5
2008	81.7

G-Lease Obligations

The Company conducts certain operations in leased premises and also leases most of its automotive and trucking equipment and some other assets. Terms of the leases, including purchase options, renewals and maintenance costs, vary by lease.

Total rental expense entering into the determination of results of operations was $55.4, $49.9 and $47.3 for the years ended December 31, 2003, 2002 and 2001, respectively.

Future minimum rental commitments for all long-term noncancelable operating leases are as follows:

Year ended December 31	
2004	$ 35.3
2005	25.1
2006	19.0
2007	13.9
2008	10.3
Later years	15.6
	$119.2

The above lease obligations expire at various dates through 2012. Certain leases contain renewal and/or purchase options. Aggregate rental commitments above include renewal amounts where it is the intention of the Company to renew the lease.

H-Capital Stock

Stock Activity

Activity in the Company's stock accounts for each of the three years ended December 31 is as follows:

	Common Stock	Treasury Stock
Balance, January 1, 2001	198,777,750	(2,680,551)
Shares issued	20,000	3,607,684
Treasury stock purchased	–	(3,426,730)
Balance, December 31, 2001	198,797,750	(2,499,597)
Shares issued	1,793	2,344,708
Treasury stock purchased	–	(4,146,034)
Balance, December 31, 2002	198,799,543	(4,300,923)
Shares issued	–	1,614,003
Treasury stock purchased	–	(4,009,929)
Balance, December 31, 2003	**198,799,543**	**(6,696,849)**

The Company issues shares for employee stock plans (see Note I) and acquisitions. The Company purchases its common stock to meet the requirements of the employee stock plans, to replace shares issued in acquisitions and to satisfy contractual obligations. The Company will also receive shares in stock option exercises.

Stock Options

At December 31, 2003, the Company had 16,541,543 common shares authorized for issuance under stock option plans. Generally, options become exercisable in varying installments, beginning 18 months after the date of grant, have a maximum term of 10 years, and are issued with exercise prices at market. However, the Company allows senior managers to elect to receive below-market stock options in lieu of cash salary and bonus. These options include a discount feature which does not exceed 15% and have a term of fifteen years. A summary of the Company's stock option plans as of December 31, 2003, 2002 and 2001, and changes during the years ending on those dates is as follows:

	Shares	Weighted Average Exercise Price per Share
Outstanding at January 1, 2001	11,265,309	$12.38
Granted	2,010,031	15.22
Exercised	(2,622,995)	9.93
Forfeited	(732,591)	14.15
Outstanding at December 31, 2001	9,919,754	13.48
Granted	1,690,923	19.39
Exercised	(1,303,610)	12.27
Forfeited	(255,340)	19.03
Outstanding at December 31, 2002	10,051,727	14.49
Granted	2,237,727	14.39
Exercised	(344,051)	11.84
Forfeited	(609,805)	21.64
Outstanding at December 31, 2003	**11,335,598**	**$14.17**
Options exercisable at		
December 31, 2003	**7,716,615**	**$12.89**
December 31, 2002	7,051,541	12.73
December 31, 2001	5,604,070	12.84

The following table summarizes information about stock options outstanding at December 31, 2003:

Options Outstanding			
Range of Exercise Prices	Number Outstanding	Weighted-Average Remaining Contractual Life In Years	Weighted-Average Exercise Price
$ .01–$ 5.00	3,643,714	11.1	$ 2.74
5.01– 13.50	–	–	–
13.51– 18.00	2,851,795	7.8	17.46
18.01– 26.00	4,840,089	6.2	20.83
$ .01–$26.00	11,335,598	8.2	$14.17

Options Exercisable		
Range of Exercise Prices	Number Exercisable	Weighted-Average Exercise Price
$ .01–$ 5.00	3,065,132	$ 2.49
5.01– 13.50	–	–
13.51– 18.00	1,087,663	17.22
18.01– 26.00	3,563,820	20.52
$ .01–$26.00	7,716,615	$12.89

The following table summarizes the weighted-average fair value per share of each option granted during the years 2003, 2002 and 2001 as of the grant date. These values are calculated using the Black-Scholes option pricing model based on these weighed-average assumptions.

	2003	2002	2001
Weighted-average fair value of options:			
Granted at market price	**3.35**	4.92	4.20
Granted below market price	**9.44**	11.53	11.70
Weighted-average exercise price of options:			
Granted at market price	**18.27**	22.28	17.75
Granted below market price	**4.09**	4.48	4.22
Principal assumptions			
Risk-free interest rate	**2.9%**	3.9%	4.9%
Expected life in years	**6.4**	5.9	5.8
Expected volatility (over expected life)	**29.3%**	28.7%	29.2%
Expected dividend yield (over expected life)	**4.4%**	3.4%	3.4%

The Company also has authorized shares for issuance in connection with certain employee stock benefit plans discussed in Note I.

Par Value Amendment

In 1993, the Company's shareholders approved an amendment to the Company's Restated Articles of Incorporation reducing the par value of Common Stock to $.01 from $1. The amendment provided that the stated capital of the Company would not be affected as of the date of the amendment. Accordingly, stated capital of the Company exceeds the amount reported as common stock in the financial statements by approximately $39.

Shareholder Protection Rights Plan

In 1989, the Company declared a dividend distribution of one preferred stock purchase right (a Right) for each share of common stock. The Rights were attached to and traded with the Company's common stock. The Rights became exercisable only under certain circumstances involving actual or potential acquisitions of the Company's common stock. The Rights currently remain in existence until February 2009, unless they are exercised, exchanged or redeemed at an earlier date. Depending upon the circumstances, if these Rights become exercisable, the holder may be entitled to purchase shares of Series A junior preferred stock of the Company, shares of the Company's common stock or shares of common stock of the acquiring entity.

I-Employee Benefit Plans

The following table and other information in this footnote provide information at December 31 as to the Company's sponsored domestic and foreign defined benefit pension plans as required by the SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits." In adopting the disclosure requirements of SFAS No. 132 (revised 2003), prior years' information has been restated to include certain foreign and other plans that were previously considered insignificant in the aggregate. The Company uses a September 30 measurement date for the majority of its plans.

	2003	2002	2001
Change in Benefit Obligation			
Benefit obligation, beginning of period	$ 155.5	$138.4	$130.1
Service cost	4.2	4.1	3.7
Interest cost	9.0	8.4	7.6
Plan participants' contributions	5.6	5.5	5.1
Actuarial (gains) losses	1.1	2.1	(.6)
Benefits paid	(9.9)	(7.5)	(7.6)
Foreign currency exchange rate changes	2.7	1.4	(.1)
Plan amendments and acquisitions	–	3.1	.2
Benefit obligation, end of period	168.2	155.5	138.4
Change in Plan Assets			
Fair value of plan assets, beginning of period	154.2	172.1	194.1
Actual return on plan assets	21.3	(18.4)	(20.7)
Employer contributions	1.5	1.4	1.3
Plan participants' contributions	5.6	5.5	5.1
Benefits paid	(9.9)	(7.5)	(7.6)
Foreign currency exchange rate changes	1.8	1.1	(.1)
Fair value of plan assets, end of period	174.5	154.2	172.1
Plan Assets Over (Under) Benefit Obligations	6.3	(1.3)	33.7
Unrecognized net actuarial (gains) losses	24.8	33.0	(1.0)
Unrecognized net transition asset	.1	.1	.1
Unrecognized prior service cost	2.6	2.8	(.2)
Prepaid pension cost (net of accrued benefit liabilities of $6.6, $5.7 and $5.0 in 2003, 2002 and 2001, respectively)	$ 33.8	$ 34.6	$ 32.6
Components of Net Pension Income (Expense)			
Service cost	$ (4.2)	$ (4.1)	$ (3.7)
Interest cost	(9.0)	(8.4)	(7.6)
Expected return on plan assets	12.4	14.0	15.3
Amortization of net transition asset	(.1)	(.1)	.3
Recognized net actuarial gain (loss)	(1.4)	(.8)	2.0
Net pension income (expense)	$ (2.3)	$ .6	$ 6.3
Weighted Average Assumptions			
Discount rate	6.0%	6.0%	6.0%
Expected return on plan assets	7.9%	7.9%	7.9%
Rate of compensation increase	4.5%	4.5%	4.4%

The overall expected long-term rate of return is based on the plans' historical experience and expectations of future returns based upon the plans' diversification of investment holdings.

The accumulated benefit obligation for all defined benefit pension plans was $152.4, $139.7 and $124.7 at December 31, 2003, 2002 and 2001, respectively.

Certain plans have accumulated benefit obligations in excess of plan assets at December 31 as follows:

	2003	2002	2001
Foreign Plans			
Projected/accumulated benefit obligation	$ 14.9	$18.1	$10.6
Fair value of plan assets	7.9	12.0	7.8
Domestic Plans			
Projected benefit obligation	32.9	34.2	6.2
Accumulated benefit obligation	31.8	32.1	5.1
Fair value of plan assets	27.3	26.3	1.0

For the foreign plans, the difference between the projected benefit obligation and the accumulated benefit obligation is not significant, as many plans' benefits are based solely on years of service.

Included in the domestic plans above is a subsidiary's unfunded supplemental executive retirement plan. The subsidiary owns insurance policies with cash surrender values of $2.0, $1.9 and $1.8 at December 31, 2003, 2002 and 2001, respectively, for the participants in this non-qualified plan. These insurance policies are not included in the plan's assets.

Plan assets are invested in a diversified portfolio of equity, debt and government securities, including 126,000 shares of the Company's common stock at December 31, 2003.

The Company's weighted-average asset allocations at December 31, by asset category, are as follows:

	2003	2002	2001
Equity securities	58%	67%	77%
Debt securities	27	20	16
Other	15	13	7
	100%	100%	100%

The Company's investment policy and strategies are established with a long-term view in mind. The Company strives for a sufficiently diversified asset mix to minimize the risk of a material loss to the portfolio value that might occur from devaluation of any single investment. In determining the appropriate asset mix, the Company's financial strength and ability to fund potential shortfalls that might result from poor investment performance are considered. The Company's weighted average target percentages of the asset portfolios are 67% equities and 33% bonds.

The Company expects to contribute $1.5 to its defined benefit pension plans in 2004.

Contributions to union sponsored, defined benefit, multiemployer pension plans were less than $1.5 in 2003, 2002 and 2001. These plans are not administered by the Company and contributions are determined in accordance with provisions of negotiated labor contracts. As of 2003, the actuarially computed values of vested benefits for these plans were primarily equal to or less than the assets of the plans. Therefore, the Company would have no material withdrawal liability. However, the Company has no present intention of withdrawing from any of these plans, nor has the Company been informed that there is any intention to terminate such plans.

Net pension (income) expense, including Company sponsored defined benefit plans, multiemployer plans and other plans, was $7.0, $4.2 and $(.8) in 2003, 2002 and 2001, respectively.

The Company has a Stock Bonus Plan (SBP), which is an Employee Stock Ownership Plan, a nonqualified Executive Stock Unit Program (ESUP) and a Discount Stock Plan (DSP). The SBP and the ESUP provide Company pre-tax contributions of 50% of the amount of employee contributions. Contributions to the ESUP are invested in stock units at 85% of the market price. In addition, the Company matches its contributions when certain profitability levels, as defined in the SBP and the ESUP, have been attained. The ESUP units are considered equivalent to outstanding common shares for accounting and earnings per share purposes. Prior to January 1, 2002, the Company had plans similar to the SBP and ESUP. The

Company's total contributions to these plans were $11.9, $7.8 and $8.3 for 2003, 2002 and 2001, respectively.

Under the DSP, eligible employees may purchase a maximum of 19,000,000 shares of Company common stock. The purchase price per share is 85% of the closing market price on the last business day of each month. Shares purchased under the DSP were 765,388 in 2003, 759,938 in 2002, and 1,052,938 in 2001. Purchase prices ranged from $16 to $22 per share. Since inception of the DSP in 1982, a total of 17,992,923 shares have been purchased by employees.

Upon the adoption of SFAS No. 123 on January 1, 2003, (see Note A), the Company began charging the 15% discount for the above stock plans to expense as shares or units are issued.

J-Income Taxes

The components of earnings before income taxes are as follows:

Year ended December 31	**2003**	2002	2001
Domestic	**$247.6**	$284.8	$261.0
Foreign	**67.5**	78.7	36.3
	$315.1	$363.5	$297.3

Income tax expense is comprised of the following components:

Year ended December 31	**2003**	2002	2001
Current			
Federal	**$ 66.3**	$ 78.2	$100.9
State and local	**4.1**	7.3	8.8
Foreign	**22.9**	27.2	19.6
	93.3	112.7	129.3
Deferred			
Federal	**14.2**	15.1	(9.6)
State and local	**3.5**	3.4	(1.4)
Foreign	**(1.8)**	(.8)	(8.6)
	15.9	17.7	(19.6)
	$109.2	$130.4	$109.7

Deferred income taxes are provided for the temporary differences between the financial reporting basis and the tax basis of the Company's assets and liabilities. The major temporary differences that give rise to deferred tax assets or liabilities are as follows:

December 31	**2003**	2002
Property, plant and equipment	**$(90.0)**	$(78.8)
Accrued expenses	**69.1**	66.4
Net operating loss and foreign tax credit carryforwards	**44.7**	39.1
Prepaid pension cost	**(16.5)**	(16.6)
Intangible assets	**(32.3)**	(25.0)
Valuation allowance	**(24.4)**	(22.5)
Other, net	**(28.8)**	(21.4)
	$(78.2)	$(58.8)

The valuation allowance primarily relates to state and foreign operating loss carryforwards and foreign tax credit carryforwards for which utilization is uncertain. Cumulative tax losses in certain state and foreign jurisdictions during recent years, and limited carryforward periods in certain jurisdictions were factors considered in determining the valuation allowance.

No significant amount of carryforwards expire in any one year, but the principal amount of the carryforwards expire in various years after 2005.

Deferred income taxes and withholding taxes have been provided on earnings of the Company's foreign subsidiaries to the extent it is anticipated that the earnings will be remitted in the future as dividends. The tax effect of most distributions would be significantly offset by available foreign tax credits.

Deferred income taxes and withholding taxes have not been provided on undistributed earnings which are deemed to be permanently reinvested. The cumulative undistributed earnings as of December 31, 2003 which the Company has deemed to be permanently reinvested is approximately $20. If such earnings were distributed, the resulting income taxes and withholding taxes would be approximately $7 based on present income tax laws, which are subject to change.

Deferred tax assets and liabilities included in the consolidated balance sheets are as follows:

December 31	**2003**	2002
Other current assets	**$ 17.0**	$ 20.6
Deferred income taxes	**(95.2)**	(79.4)
	$(78.2)	$(58.8)

Income tax expense, as a percentage of earnings before income taxes, differs from the statutory federal income tax rate as follows:

Year ended December 31	**2003**	2002	2001
Statutory federal income tax rate	**35.0%**	35.0%	35.0%
Increases in rate resulting primarily from state and other jurisdictions	**1.5**	1.7	1.3
Effect of nondeductible goodwill amortization or write-off on federal statutory rate	**–**	.2	1.3
Taxes on foreign earnings, including impact of foreign tax credits	**(1.8)**	(1.0)	(.7)
Effective tax rate	**34.7%**	35.9%	36.9%

K-Segment Information

Reportable segments are primarily based upon the Company's management organizational structure. This structure is generally focused on broad end-user markets for the Company's diversified products. Residential Furnishings derives its revenues from components for bedding, furniture and other furnishings, as well as related consumer products. Commercial Fixturing & Components derives its revenues from retail store fixtures, displays, storage, material handling systems, components for office and institutional furnishings, and plastic components. The Aluminum Products revenues are derived from die castings, custom tooling, secondary machining and coating, and smelting of aluminum ingot. The Company sold its single remaining smelting operation in 2002. Industrial Materials derives its revenues from drawn steel wire, specialty wire products and welded steel tubing sold to trade customers as well as other Leggett segments. Specialized Products derives its revenues from machinery, manufacturing equipment, automotive seating suspensions, control cable systems and lumbar supports for automotive, office and residential applications.

(Left to right) Debbie Wooldridge, Plant Accountant/Office Manager; Guido Eigenmann, Project Engineer III; Keith Carnes, Shift Superintendent; and Mike Harris, Plant Customer Service Manager

The accounting principles used in the preparation of the segment information are the same as used for the consolidated financial statements, except that the segment assets and income reflect the FIFO basis of accounting for inventory. Certain inventories are accounted for using the LIFO basis in the consolidated financial statements. The Company evaluates performance based on earnings from operations before interest and income taxes (EBIT). Intersegment sales are made primarily at prices that approximate market-based selling prices. Centrally incurred costs are allocated to the segments based on estimates of services used by the segment. Certain general and administrative costs of the Company are allocated to the segments based on sales. Asset information for the segments includes only inventory, trade receivables, net property, plant and equipment and unamortized purchased intangibles. These segment assets are reflected in the segment information at their estimated average for the year. Acquired companies' long-lived assets as disclosed include property, plant and equipment, goodwill and other intangibles, and long-term assets. Centrally incurred costs and allocated general and administrative costs include depreciation and other costs related to assets that are not allocated or otherwise included in the segment assets.

Summarized financial information concerning the Company's reportable segments is shown in the following tables:

Year ended December 31	External Sales	Inter-Segment Sales	Total Sales	EBIT
2003				
Residential Furnishings	**$2,209.0**	**$ 10.4**	**$2,219.4**	**$211.5**
Commercial Fixturing & Components	**957.8**	**7.2**	**965.0**	**26.8**
Aluminum Products	**453.5**	**13.2**	**466.7**	**35.6**
Industrial Materials	**369.2**	**209.6**	**578.8**	**37.7**
Specialized Products	**398.7**	**55.9**	**454.6**	**49.3**
Intersegment eliminations				**(3.8)**
Adjustment to LIFO method				**(1.8)**
	$4,388.2	**$296.3**	**$4,684.5**	**$355.3**
2002				
Residential Furnishings	$2,151.4	$ 13.5	$2,164.9	$225.8
Commercial Fixturing & Components	892.6	6.0	898.6	48.4
Aluminum Products	472.7	14.6	487.3	31.3
Industrial Materials	395.6	215.6	611.2	51.0
Specialized Products	359.5	47.7	407.2	48.0
Intersegment eliminations				(.7)
Adjustment to LIFO method				(3.2)
	$4,271.8	$297.4	$4,569.2	$400.6
2001				
Residential Furnishings	$2,068.8	$ 11.8	$2,080.6	$179.3
Commercial Fixturing & Components	940.7	3.9	944.6	53.1
Aluminum Products	444.4	15.2	459.6	25.4
Industrial Materials	318.9	208.5	527.4	55.8
Specialized Products	341.0	49.3	390.3	39.6
Intersegment eliminations				(5.5)
Adjustment to LIFO method				3.5
	$4,113.8	$288.7	$4,402.5	$351.2



Year ended December 31	Assets	Additions to Property Plant and Equipment	Acquired Companies' Long-Lived Assets	Depreciation and Amortization
2003				
Residential Furnishings	**$1,340.9**	**$ 51.8**	**$45.7**	**$ 71.2**
Commercial Fixturing				
& Components	**950.2**	**20.8**	**24.6**	**30.2**
Aluminum Products	**376.3**	**18.5**	**–**	**23.0**
Industrial Materials	**263.2**	**14.7**	**–**	**17.2**
Specialized Products	**401.3**	**21.9**	**14.4**	**15.8**
Unallocated assets	**615.3**	**8.9**	**–**	**9.6**
Adjustment to year-end vs.				
average assets	**(57.5)**			
	$3,889.7	**$136.6**	**$84.7**	**$167.0**
2002				
Residential Furnishings	$1,257.6	$ 45.0	$ 8.1	$ 69.7
Commercial Fixturing				
& Components	882.4	11.1	2.9	31.5
Aluminum Products	409.8	19.4	-	23.9
Industrial Materials	269.9	26.5	6.5	17.4
Specialized Products	361.8	16.1	7.9	14.2
Unallocated assets	425.4	5.9	–	7.9
Adjustment to year-end vs.				
average assets	(105.8)			
	$3,501.1	$124.0	$25.4	$164.6
2001				
Residential Furnishings	$1,233.9	$ 73.0	$11.9	$ 81.5
Commercial Fixturing				
& Components	944.2	15.3	53.8	49.7
Aluminum Products	437.4	10.6	3.3	24.8
Industrial Materials	260.2	6.1	5.2	15.9
Specialized Products	340.4	11.9	7.1	16.4
Unallocated assets	336.1	11.1	–	8.3
Adjustment to year-end vs.				
average assets	(139.3)			
	$3,412.9	$128.0	$81.3	$196.6

Revenues from external customers, by product line, are as follows:

Year Ended December 31	2003	2002	2001
Residential Furnishings			
Bedding components	**$ 778.7**	$ 798.5	$ 777.3
Residential furniture components	**726.0**	720.3	675.5
Finished & consumer products	**606.4**	544.0	533.0
Other residential furnishings products	**97.9**	88.6	83.0
	2,209.0	2,151.4	2,068.8
Commercial Fixturing & Components			
Store displays, fixtures &			
storage products	**744.0**	654.4	707.1
Office furnishings &			
plastic components	**213.8**	238.2	233.6
	957.8	892.6	940.7
Aluminum Products			
Die cast products	**422.4**	420.7	369.7
Smelter, tool & die operations	**31.1**	52.0	74.7
	453.5	472.7	444.4
Industrial Materials			
Wire, wire products & steel tubing	**369.2**	395.6	318.9
Specialized Products			
Automotive products &			
specialized machinery	**398.7**	359.5	341.0
	$4,388.2	$4,271.8	$4,113.8

The Company's operations outside of the United States are principally in Canada, Europe and Mexico. The geographic information that follows regarding sales is based on the area of manufacture. Prior years' sales information has been restated to be consistent with the current year's presentation.

Year Ended December 31	2003	2002	2001
External sales			
United States	**$3,467.7**	$3,426.0	$3,353.4
Canada	**424.0**	412.2	392.6
Europe	**315.1**	268.2	237.0
Mexico	**135.3**	129.1	102.3
Other	**46.1**	36.3	28.5
	$4,388.2	$4,271.8	$4,113.8
Long-lived assets			
United States	**$1,551.8**	$1,591.1	$1,591.5
Canada	**207.8**	163.8	159.8
Europe	**198.5**	175.6	151.2
Mexico	**68.0**	60.0	66.7
Other	**44.2**	22.6	21.8
	$2,070.3	$2,013.1	$1,991.0

L-Contingencies

The Company is involved in various legal proceedings including matters which involve claims against the Company under employment, intellectual property, environmental and other laws. When it appears probable in management's judgement that the Company will incur monetary damages or other costs in connection with claims and proceedings, and the costs can be reasonably estimated, appropriate liabilities are recorded in the financial statements and charges are made against earnings. No claim or proceeding has resulted in a material charge against earnings, nor are the total liabilities recorded material to the Company's financial position. While the results of any ultimate resolution cannot be predicted, management believes the possibility of a material adverse effect on the Company's consolidated financial position, results of operations and cash flows from claims and proceedings is remote.

M-Restructuring Activity

On January 1, 2003, the Company implemented SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." For the years 2002-2001, the Company utilized Emerging Issues Task Force (EITF) Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)." SFAS No. 146 requires that the liability for costs associated with an exit or disposal activity be recognized when the liability is incurred. The Company is engaged in ongoing disposal activities as a result of the continuing rationalization of its facility base. None of the costs associated with such disposal activities have been material to the Company's earnings or financial position. In addition, future expenditures associated with current restructurings are expected to be less than $1.

Over the last three years, the Company has sold, consolidated or shutdown several facilities, none of which actions (generically referred to as "restructurings") individually resulted in a material charge to earnings. These restructurings have had the following impact on the Company's financial statements:

Year ended December 31	**2003**	2002	2001
Charged to cost of goods sold			
Inventory write-downs associated with facility restructurings	**$ –**	$ 1.6	$ 2.4
Charged to other deductions (income), net			
Write-downs of property, plant and equipment	**$ 1.2**	$ 9.3	$ 5.4
Write-off of goodwill	**.1**	3.2	4.2
Severance and other restructuring costs, net of proceeds	**(1.9)**	.8	6.0
	$ (.6)	$13.3	$15.6
Restructuring liabilities at year-end	**$ .6**	$ 3.6	$ 8.6

Adjustments of previously established liabilities for restructurings have been negligible for 2003-2001. Net sales for the 12-month period prior to divestiture for businesses sold were $23 in 2003, $40 in 2002 and $30 in 2001. The earnings impact from these divested businesses is not material.

N-Derivative Financial Instruments

The Company's risk management strategies include the use of derivative instruments to manage the fixed/variable interest rate mix of its debt portfolio, to manage its exposure to fluctuating natural gas prices, and to hedge against its exposure to variability in foreign exchange rates. It is the Company's policy to enter into risk management strategies that reduce forward price exposure by the transfer of price risk to another party. In this sense, hedging is equivalent to purchasing price protection insurance that will lock in future costs. It is the Company's policy not to speculate in derivative instruments.

The Company manages the fixed/variable interest rate risk of its debt portfolio partially through the use of interest rate swap agreements. During 2000, $350 of 7.65% fixed rate debt maturing in February 2005 and, in 1999, $14 of 6.90% fixed rate debt maturing in June 2004 were issued and converted to variable rate debt by use of interest rate swap agreements. In March 2003, the Company sold its rights under the $350 interest rate swap agreement for $39.9 in cash proceeds.

Currently, the remaining swap converts $14 of fixed rate debt to variable rate debt and is designated as a fair value hedge. As such, this swap is carried at fair value. Changes in the fair value of this swap and that of the related debt are recorded in "Interest expense" in the accompanying statement of income. The fair value of these swaps was $.6 as of December 31, 2003 and $48.8 as of December 31, 2002.

The Company is hedging 60% of its anticipated domestic and Canadian natural gas purchases under contract through mid-2004. The Company's use of these contracts is to manage its exposure to fluctuating natural gas prices. The outstanding contracts were approximately $9.5 as of December 31, 2003. The average price under these contracts is $5.63 per mmbtu. Through December 31, 2003, there was no significant gain or loss, realized or unrealized, on these contracts.

The Company designates forward currency contracts as hedges against the Company's exposure to variability in exchange rates on certain cash flows denominated in foreign currencies. In December 2003, the Company minimized the volatility of cash flows caused by currency fluctuations by hedging 70% of the expected Peso expenses for certain Mexican subsidiaries through 2004. The changes in fair value of the unexpired contracts will be recorded in other comprehensive income. The amount of contracts outstanding at December 31, 2003 was approximately $13.6 (pay USD/receive MXN). The fair value of these contracts at December 31, 2003 was inconsequential.

In December 2003, the Company entered into a 38.3 Swiss Francs (CHF) five-year, cross-currency swap agreement with Wachovia Bank, N.A. This agreement is designated as a net investment hedge of the Company's Swiss subsidiaries. The purpose of this swap is to reduce volatility of exposure to the Swiss Franc. At December 31, 2003, there was no significant gain or loss under this agreement. In addition, the terms of this agreement include that the Company will receive interest on $30 at a fixed rate of 6.35% and pay interest on 38.3 CHF at a fixed rate of 4.71%.



(Left to right) Donna Rust, Operations Lead Person; Kristy Lane, Operations Lead Person; and Juana Gonsalez, Welding Operator

Disclosures About Market Risk

Leggett & Platt, Incorporated and Subsidiaries

(Unaudited)
(Dollar amounts in millions)

Interest Rate

The table below provides information about the Company's debt obligations sensitive to changes in interest rates. The Company has no other significant financial instruments sensitive to changes in interest rates. During 2000, $350 of 7.65% fixed rate debt maturing in February 2005 and, in 1999, $14 of 6.90% fixed rate debt maturing in June 2004 were issued and converted to variable rate debt by use of interest rate swap agreements. These swap agreements, which contain the same payment dates as the original issues, are used primarily by the Company to manage the fixed/variable interest rate mix of its debt portfolio. In March 2003, the Company sold its rights under the $350 interest rate swap agreement for $39.9. Substantially all of the debt shown in the table below is denominated in United States dollars. The fair value of fixed rate debt was greater than its carrying value by $14.3 and $32.1 at December 31, 2003, and 2002, respectively. The fair value of fixed rate debt was calculated using the U.S. Treasury Bond rate as of December 31, 2003 and December 31, 2002 for similar remaining maturities, plus an estimated "spread" over such Treasury securities representing the Company's interest costs under its medium-term note program. The fair value of variable rate debt is not significantly different from its recorded amount.

	Scheduled Maturity Date							
Long-term debt as of December 31,	2004	2005	2006	2007	2008	Thereafter	**2003**	2002
Principal fixed rate debt	$100.0	$375.0	$75.0	$25.0	$71.5	$370.2	**$1,016.7**	$434.7
Average interest rate	6.98%	2.17%	7.12%	7.40%	6.31%	4.71%	**4.35%**	6.60%
Principal variable rate debt	14.5	.5	–	2.0	–	33.0	**50.0**	398.8
Average interest rate	1.45%	1.13%	–	1.30%	–	1.27%	**1.32%**	1.59%
Miscellaneous debt**							**64.9**	102.8
Total debt							**1,131.6**	936.3
Less: current maturities							**(119.4)**	(127.7)
Total long-term debt							**$1,012.2**	$808.6

** Miscellaneous debt includes $23.1 in 2003 and $48.8 in 2002 of market adjustments resulting from the interest rate swap agreements.

Cross-Currency Swap Agreement

In December 2003, the Company entered into 38.3 million Swiss Francs (CHF) five-year, cross-currency swap agreement with Wachovia Bank, N.A. This agreement is designated as a net investment hedge. The purpose of this swap is to hedge the CHF denominated assets with a CHF denominated liability, thereby reducing volatility of exposure to the CHF. In addition, the terms of this agreement include that the Company will receive interest on $30 USD at a fixed rate of 6.35% and pay interest on 38.3 million CHF at a fixed rate of 4.71%. At December 31, 2003, the market value of the cross-currency swap was approximately $(.5).

Exchange Rate

The Company does not hedge all net foreign currency exposures related to transactions denominated in other than its functional currencies. The Company may occasionally hedge specific commitments or other anticipated cash flows in foreign currencies.

The decision by management to hedge any such transactions is made on a case-by-case basis. The amount of forward contracts outstanding at December 31, 2003 was approximately $17.7 ($13.6 Pay USD/Receive MXN; $2.6 Pay GBP/Receive USD; and $1.5 Pay USD/Receive CNY). The highest amount during 2003 was approximately $18.7 ($14.1 Pay USD/Receive MXN; $2.9 Pay GBP/Receive USD; $1.5 Pay USD/Receive CNY; and $.2 Pay GBP/Receive CAD). The USD/MXN contracts hedge anticipated fixed expenses and the remaining contracts hedge specific asset or liability exposures.

The Company views its investment in foreign subsidiaries as a long-term commitment. The investment in a foreign subsidiary may take the form of either permanent capital or notes. The Company's net investment in foreign subsidiaries subject to translation exposure at December 31 is as follows:

Functional Currency	**2003**	2002
Canadian Dollar	**$254.7**	$211.6
European Currencies	**271.0**	221.9
Mexican Peso	**49.8**	60.5
Other	**61.0**	33.4
	$636.5	$527.4

Natural Gas Energy Swap Agreements

The Company is hedging 60% of its anticipated domestic and Canadian natural gas purchases through June 2004, of which approximately $9.5 remain outstanding at December 31, 2003. The average price under the contracts is $5.63 per mmbtu. There was no significant gain or loss on these contracts, realized or unrealized, as of December 31, 2003.

Commodity Price

The Company does not generally use derivative commodity instruments to hedge its exposures to changes in commodity prices, except as noted above. The principal commodity price exposure is aluminum, of which the Company had an estimated $36 (at cost) in inventory at December 31, 2003 and 2002, respectively. The Company has purchasing procedures and arrangements with customers to mitigate its exposure to aluminum price changes. No other commodity exposures are significant to the Company.

Quarterly Summary of Earnings

Leggett & Platt, Incorporated and Subsidiaries

(Unaudited)
(Dollar amounts in millions, except per share data)

Year ended December 31	First	Second	Third	Fourth	Total
2003					
Net sales	**$1,037.6**	**$1,052.7**	**$1,156.7**	**$1,141.2**	**$4,388.2**
Gross profit	**181.3**	**183.8**	**194.7**	**211.9**	**771.7**
Earnings before income taxes	**76.6**	**72.4**	**78.1**	**88.0**	**315.1**
Net earnings	**49.4**	**46.7**	**50.8**	**59.0**	**205.9**
Earnings per share					
Basic	**.25**	**.24**	**.26**	**.30**	**1.05**
Diluted	**.25**	**.24**	**.26**	**.30**	**1.05**
2002					
Net sales	$1,022.7	$1,115.3	$1,121.2	$1,012.6	$4,271.8
Gross profit	199.1	229.1	211.3	182.2	821.7
Earnings before income taxes	87.4	109.4	91.0	75.7	363.5
Net earnings	56.2	70.3	57.7	48.9	233.1
Earnings per share					
Basic	.28	.35	.29	.25	1.17
Diluted	.28	.35	.29	.25	1.17

Selected Financial Data

Leggett & Platt, Incorporated and Subsidiaries

(Unaudited)
(Dollar amounts in millions, except per share data)

	2003	2002	2001	2000	1999
Summary of Operations					
Net sales	**$4,388.2**	$4,271.8	$4,113.8	$4,276.3	$3,779.0
Earnings from continuing operations	**205.9**	233.1	187.6	264.1	290.5
Earnings from continuing operations adjusted to exclude goodwill amortization	**205.9**	233.1	207.8	282.9	306.4
Earnings per share from continuing operations					
Basic	**1.05**	1.17	.94	1.33	1.46
Diluted	**1.05**	1.17	.94	1.32	1.45
Earnings per share from continuing operations adjusted to exclude goodwill amortization					
Basic	**1.05**	1.17	1.04	1.42	1.54
Diluted	**1.05**	1.17	1.04	1.41	1.53
Cash dividends declared per share	**.54**	.50	.48	.42	.36
Summary of Financial Position					
Total assets	**$3,889.7**	$3,501.1	$3,412.9	$3,373.2	$2,977.5
Long-term debt	**1,012.2**	808.6	977.6	988.4	787.4

As discussed in Note A of the Notes to Consolidated Financial Statements, the Company began recognizing stock option expense for any options granted after January 1, 2003.

Stock Market and Ownership Data

Leggett & Platt, Incorporated and Subsidiaries

Leggett & Platt's common stock is listed on The New York Stock Exchange (symbol LEG), and is a component of the S&P 500 Index. The table below highlights quarterly and annual stock market information.

	Price Range			Millions of Shares		Dividends	
	High	Low	Close	Traded	Outstanding (avg. diluted)	Declared	Yield
1998:	$28.75	$16.88	$22.00	71.3	200.7	$.315	1.4%
1999:	$28.31	$18.63	$21.44	108.4	200.9	$ .36	1.7%
2000:	$22.56	$14.19	$18.94	121.9	200.4	$ .42	2.2%
2001:	$24.45	$16.85	$23.00	106.6	200.4	$ .48	2.1%
2002:							
First Quarter	$26.46	$22.01	$24.80	30.2	200.7	$ .12	1.9%
Second Quarter	27.40	23.40	23.40	24.5	200.5	.12	2.1%
Third Quarter	24.35	19.42	19.79	39.0	199.5	.13	2.6%
Fourth Quarter	24.15	18.60	22.44	34.6	198.5	.13	2.3%
For the Year	$27.40	$18.60	$22.44	128.3	199.8	$ .50	2.2%
2003:							
First Quarter	$23.15	$17.16	$18.28	37.1	197.8	$ .13	2.8%
Second Quarter	22.81	18.25	20.50	32.9	197.0	.13	2.5%
Third Quarter	23.69	20.04	21.63	33.4	196.5	.14	2.6%
Fourth Quarter	22.60	19.74	21.63	37.2	196.5	.14	2.6%
For the Year	$23.69	$17.16	21.63	140.6	197.0	$ .54	2.5%

Price and volume data reflect composite transactions; price range reflects intra-day prices; data source is Telemet.

Shareholders

The Company estimates it has approximately 50,000 shareholders. This estimate includes about 15,000 shareholders of record (i.e. stock certificates are issued in the name of the owner) and 35,000 beneficial shareholders (i.e. stock is held for the owner by their stockbroker in the name of the brokerage firm). Institutional investors (e.g. mutual funds, pension funds) hold an estimated 62% of the Company's shares; the ten largest institutional holders own 35% of the stock. As of December, 2003, only one institution held more than 5% of the stock: Fidelity Management & Research owned 7.2%.

Dividend Record

Cash dividends have been paid on the Company's common stock in each year since 1939. At the current indicated annual rate of $.56 per share, 2004 will mark 33 consecutive years of increase in Leggett's annual dividends. Over this period dividends have doubled about every 5 years, yielding an average compound growth rate of 15%. To our knowledge, no other Fortune 500 firm has achieved as long a string of consecutive dividend increases, at the growth rate we have sustained.

Dividend Policy

The company targets dividend payout of roughly one-third the average net earnings for the most recent three years; payout usually temporarily exceeds the guideline during periods of weak economy. Leggett believes in consistently paying cash dividends, is proud of its dividend growth record, and hopes to extend that record far into the future. Quarterly cash dividends are usually declared in February, May, August, and November, and paid about two weeks after the start of the following quarter. The company's anticipated record and payment dates for 2004 are as follows:

	1Q	2Q	3Q	4Q
Record	March 15	June 15	Sept. 15	December 15
Payment	April 15	July 15	Oct. 15	January 14, 2005

Glossary

Annualize: Take a measurement covering a period of less than one year, and extrapolate it to cover a full year.

Bolt-On: An acquisition, usually fairly small, that is quite similar to existing operations, and can therefore easily be integrated into (or "bolted on" to) an existing business unit. Most of Leggett's acquisitions "bolt-on".

Book Value: Another term for shareholder equity, or net worth. The company's total assets minus total liabilities.

Business Group or Unit: An organizational subset of Leggett's operations; there are currently 11 business groups and 29 business units.

Capital Expenditure: Funds used to upgrade or build physical assets including property, plant, and equipment.

Cash Equivalents: Highly liquid assets; assets that can be readily converted into cash.

Credit Rating: An evaluation of a company's ability to repay debt. Ratings are issued by Moody's, S&P, and Fitch. Investors and analysts use these ratings to assess the risk of an investment.

Commercial Paper: Unsecured, unregistered short-term debt that typically comes due within 270 days.

Debt To Capitalization: An indicator of financial leverage. Essentially measures the amount of long-term debt as a percent of the total amount invested in the firm by both shareholders and lenders.

Deverticalization: Leggett's term for encouraging customers to cease making their own components. Leggett becomes their component supplier, freeing them to concentrate on retailing, marketing and assembly.

Die Casting: Process for producing engineered parts by forcing molten metal under high pressure into reusable steel molds (called dies).

Dividend: The portion of a company's profit paid (usually in cash) to shareholders.

Dividend Yield: The fraction of the stock price returned to shareholders annually as dividends (equals dividends paid divided by stock price). A stock selling for $20 that pays shareholders $.56 in annual dividends has a dividend yield of 2.8% (= 0.56 / 20.00).

EBIT: Earnings before interest and taxes.

EBIT Margin: EBIT divided by sales, equals the amount of EBIT earned per dollar of sales.

EPS: Earnings per share. A company's after-tax profit divided by the number of shares of stock. If a company earning $6 million had 3 million shares of stock, its EPS would be $2 per share. Weighted average number of shares is often used.

Form 10-K: An annual report filed with the SEC by all corporations having at least 500 shareholders and assets of over $10 million.

Fortune 500: Fortune magazine's listing of the top 500 U.S. corporations, ranked by annual sales.

Forward Looking Statements: Comments the company makes regarding beliefs or expectations about the future.

Goodwill: The premium paid for an acquisition; value in excess of the readily apparent fair market value of the net assets acquired.

Gross Margin: Gross profit (which is net sales less cost of goods sold) divided by net sales.

Innerspring: The set of steel coil springs, bound together, that form the core of about 90% of mattresses in North America.

Intangible Asset: A non-financial asset lacking physical substance; examples include goodwill, patents, trademarks and licenses.

Interest Rate Swap: Agreement under which two parties agree to exchange one type of interest rate cash flows for another. One party typically pays a fixed interest amount, but receives variable payments computed using a published index.

Inter-segment Sales: Sales of product from one segment of the company to another (e.g. sales of wire from Leggett's Industrial Materials segment to the Residential Furnishings segment).

Maker/User: Leggett's term for a customer that makes its own components for use in the assembly of a product it manufacturers.

Motion Mechanism: The highly-engineered (usually steel) component that enables furniture to recline, tilt, swivel, elevate, etc.

Net Debt: The amount of debt remaining if all cash and cash equivalents are used to pay off debt.

Net Margin: Net earnings divided by net sales; a measure of after-tax profitability per dollar of sales. Also called net earnings margin.

Net Sales: Overall sales to third parties adjusted for discounts and/or return of product. Excludes inter-segment sales.

One Stop Supplier: A vendor that can provide the full variety of products the customer needs, enabling the customer to deal with only one supplier, rather than having to deal with many separate manufacturers.

Organic Sales Growth: Also called same location sales growth. The amount of sales increase not attributable to acquisitions. Sales growth that comes from the same plants and facilities that the company owned one year earlier.

Point Of Purchase Display: Temporary or semi-permanent brand-specific product promotional exhibit located in a retail store.

Return On Equity: Net earnings divided by shareholders' equity; a measure of the amount earned on the shareholders' investment.

S&P 500: An index of 500 widely-held large-company stocks that measures the general performance of the U.S. stock market.

Same Location Sales Growth: See "Organic Sales Growth."

Segment: A major subset of the company's operations that contains business groups and units. Leggett reports results in five segments.

Shareholders' Equity: Another term for book value, or net worth. The company's total assets minus total liabilities.

Store Fixture: Shelving, display case, cart, kiosk, partition, or cabinet used to hold or present a product in a retail environment.

Steel Rod: Commodity product produced at steel mills. Rod looks like a coil of thick wire, is formed (rolled) from a long bar of steel (billet), and is commonly used to make wire, bolts and nails. Leggett is the largest consumer of steel rod in North America.

Total Sales: Net sales plus inter-segment sales.

Working Capital: The strict accounting definition is: current assets less current liabilities. Many companies, including Leggett, exclude cash and equivalents, and current debt, when analyzing how efficiently working capital is being utilized.

Board of Directors

Non-Management Directors



Raymond F. Bentele, 67, served as President and Chief Executive Officer of Mallinckrodt, Inc., a manufacturer of medical and specialty chemical products, from 1981 until his retirement in 1992. He serves as a director of Kellwood Company, IMC Global, Inc., and AMCON Distributing Company. He was first elected as a director of the Company in 1995.



Ralph W. Clark, 63, was a Vice President of International Business Machines Corporation ("IBM") from 1988 until 1994. He also served as Chairman of Frontec AMT Inc., a software company, until his retirement in 1998. Mr. Clark was first elected as a director of the Company in 2000.



Harry M. Cornell, Jr., 75, is Chairman Emeritus of the Company's Board of Directors. He has served the Company in various capacities since 1950. He served as President from 1960 to 1982 and as Chief Executive Officer from 1960 to 1999. Mr. Cornell was Chairman of the Board from 1982 to 2002. He was first elected as a director of the Company in 1958.



R. Ted Enloe, III, 65, is President and Chief Executive Officer of Optisoft, Inc., a manufacturer of intelligent traffic signal systems. He is also Managing General Partner of Balquita Partners, Ltd., a family securities and real estate investment partnership. Mr. Enloe serves as a director of Silicon Laboratories. He was first elected as a director of the Company in 1969.



Richard T. Fisher, 65, is Managing Director of Oppenheimer & Co., an investment banking firm. He served as Managing Director of CIBC World Markets Corp., an investment banking firm, from 1990 to 2002. Mr. Fisher was first elected as a director of the Company in 1972.



Judy C. Odom, 51, served until 2002 as Chairman of the Board and Chief Executive Officer of Software Spectrum, Inc., a computer software company she co-founded in 1983 and took public in 1991. She is a director of Storage Technology Corp., a data storage manufacturer, and Harte-Hanks, Inc., a direct marketing company. Ms. Odom was first elected as a director of the Company in 2002.



Maurice E. Purnell, Jr., 64, is Of Counsel to the law firm of Locke Liddell & Sapp LLP. He was a partner of Locke Liddell from 1972 to 2002. Mr. Purnell was first elected as a director of the Company in 1988.

Management Directors



Karl G. Glassman, 45, was elected Executive Vice President of the Company in 2002 and has served as President of the Residential Furnishings Segment since 1999. He previously served the Company as Senior Vice President from 1999 to 2002 and President of Bedding Components from 1996 through 1998. Mr. Glassman has served the Company in various capacities since 1982. He was first elected as a director of the Company in 2002.



David S. Haffner, 51, was elected President of the Company in 2002 and has served as Chief Operating Officer of the Company since 1999. He previously served as the Company's Executive Vice President from 1995 to 2002 and has served the Company in other capacities since 1983. Mr. Haffner was first elected as a director of the Company in 1995.



Felix E. Wright, 68, is Chairman of the Company's Board of Directors and Chief Executive Officer. He also served as Vice Chairman of the Company's Board of Directors from 1999 to 2002 and as Chief Operating Officer from 1979 to 1999. Mr. Wright has served in various other capacities since 1959. He was first elected as a director of the Company in 1977.

Key Board Committees: *Audit:* Bentele (Chair), Clark, Fisher, Odom *Compensation:* Enloe (Chair), Fisher, Odom
Nominating and Corporate Governance: Fisher, Odom, Purnell (Chair)
Note: Mr. Fisher serves as Presiding Director at meetings of the non-management directors.
Mr. Bentele and Ms. Odom are the Audit Committee's financial experts

Corporate Officers

Senior Corporate Executives

Felix E. Wright, 68, Chairman and Chief Executive Officer, was appointed as CEO in 1999, and became Chairman in 2002. Served as Vice Chairman of the Company's Board of Directors from 1999 to 2002 and as Chief Operating Officer from 1979 to 1999. Felix joined the company straight out of college in 1959, and has served in a variety of positions.

David S. Haffner, 51, President and Chief Operating Officer, was elected President in 2002 and has served as Chief Operating Officer since 1999. He previously served as the Company's Executive Vice President from 1995 to 2002 and has served the Company in other capacities since 1983. Prior experience includes nine years with Schreiber Foods, where he served as Director of Engineering.

Karl G. Glassman, 45, Executive Vice President, was appointed Executive Vice President in 2002. Has served as President of the Residential Furnishings Segment since 1999. He previously served as Senior Vice President of the Company from 1999 to 2002, as President of Bedding Components from 1996 to 1998, and in various other capacities since 1982. Prior to Leggett, Karl worked for Federal Express and DeLamar Bed Spring.

Robert A. Jefferies Jr., 62, Senior Vice President — Strategic Planning, joined Leggett in 1977 as General Counsel, and from 1990 to 2001 headed the Company's mergers and acquisitions activity. He currently leads the Company's strategic planning efforts, a role he has held since 1990. Bob served as a Director of the Company from 1991 to 2002 and now serves as an Advisory Director. His previous work experience includes eight years as Assistant General Counsel for The May Department Stores.

Matthew C. Flanigan, 42, Chief Financial Officer, assumed current role in 2003. He joined the Company in 1997 and served as President of the Office Furniture Components Group from 1999 to 2003. Matt's previous work experience includes 13 years in the banking industry at Société Générale and InterFirst Bank, both in Dallas.

Senior Operating Vice Presidents

Jack D. Crusa, 49, Senior Vice President — Industrial Materials and Specialized Products, joined Leggett in 1986 as an operations analyst. Became President of the Company's Flex-O-Lators division in 1989. He became a Senior Vice President of the Company in 1999 and was appointed President of Industrial Materials that same year. Jack recently assumed responsibility for leadership of a second segment, becoming President of Specialized Products. Before joining the Company, he worked as a CPA for BKD, LLP.

Robert G. Griffin, 51, Senior Vice President — Fixture & Display, joined the Company in 1992. He was named Vice President of the Company and Director of Mergers, Acquisitions & Strategic Planning in 1995. In 1998 he became President of the Fixture & Display Group, and in 1999 was named Senior Vice President. Bob's previous work experience includes positions with Mennen Company, AMF Inc. and A&P Tec. Co.

Daniel R. Hebert, 60, Senior Vice President — Aluminum Products, joined the Company in 1996 as Corporate Vice President of Operations at Pace Industries, now called the L&P Aluminum Segment. He was appointed Senior Vice President of the Company and President of the Aluminum segment in 2002. Before joining the Company, he held positions at GE Lighting and Midwest Fabrication.

Corporate Vice Presidents

Lance G. Beshore	Government Relations
Raymond J. Cavanaugh	Audit
Peter W. Connelly	Procurement
David M. DeSonier	Investor Relations
John A. Hale	Human Resources
Ernest C. Jett	General Counsel & Secretary
John G. Moore	Associate General Counsel
Sheri L. Mossbeck	Treasurer
William A. Niere	Information Technology
Kenneth W. Purser	Tax
Allan J. Ross	Accounting
Mark L. Smith	Associate General Counsel
Robert A. Wagner	Mergers and Acquisitions
William S. Weil	Corporate Controller

Operating Vice Presidents

Terrell L. Bowen	Consumer Products
J. Scott Bull	Aluminum Products
Joseph D. Downes, Jr.	Steel Wire
Russell N. Fugate	Office and Plastic Components
John A. Garrett	Machinery and Technology
Paul R. Hauser	Bedding Components
Charles A. Kallil, Sr.	N. American Automotive Unit
Dennis S. Park	Furniture Hardware Components
Karl Richter	Automotive Group
Jay W. Sanders	Bedding Components Marketing
Michael S. Walters	Fabric, Fiber, Foam
Ralph H. Womble	Textiles Converting and Finishing
David A. Young	Office Furniture Components

Corporate Information

Leggett & Platt INCORPORATED

Mailing Address:
Leggett & Platt, Incorporated
PO Box 757
Carthage, MO 64836-0757
(417) 358-8131

Annual Meeting:
May 5, 2004, at 10:00 a.m. (local time), at the Company's Cornell Conference Center, No. 1 Leggett Road, Carthage, Missouri.

Stockholder Inquiries:
Inquiries regarding dividend payments, lost dividend checks, stock transfers, address or name changes, duplicate mailings, lost stock certificates, or Form 1099 information should be directed to the Registrar and Transfer Agent.

Direct Deposit of Dividends:
To have dividends deposited directly to your checking account, please contact the Transfer Agent.

Registrar and Transfer Agent:
UMB Bank, n.a.
Securities Transfer Division
P.O. Box 410064
Kansas City, MO 64141-0064, or
928 Grand Blvd., 13th Floor
Kansas City, MO 64106
Phone: (800) 884-4225
www.umb.com/business/shareholder/faq.html

Independent Auditors:
PricewaterhouseCoopers LLP
St. Louis, Missouri

Listed:
The New York Stock Exchange
(ticker = LEG)

Website:
www.leggett.com
Corporate news releases, Forms 10-K and 10-Q, the Annual Report, specifics regarding corporate governance, and a variety of additional information is available through the company's website.

Form 10-K:
To obtain a copy of the company's Form 10-K, as filed with the Securities and Exchange Commission for 2003, direct requests to Investor Relations. This report, without exhibits, will be provided at no charge, and is also available on Leggett's website.

Investor Relations:
General information about Leggett and its common stock may be obtained by contacting the Investor Relations department:
David M. DeSonier, Vice President
Susan R. McCoy, Director
Bonnie S. Young, Assistant
Phone: (417) 358-8131
Fax: (417) 359-5114
Email: invest@leggett.com
Web: www.leggett.com

Stock Analyst Coverage:
A.G. Edwards
BB&T Capital Markets
Credit Suisse First Boston
Edward Jones
Ferris Baker Watts
Longbow Research
Morgan Keegan
Natexis Bleichroeder
Raymond James
SunTrust Robinson Humphrey
UBS Warburg
Wachovia

Contacting the Audit Committee:
Should you become aware of any questionable accounting, internal controls or auditing matters, you may report your concerns confidentially to the Company's Audit Committee by any of the options listed below. You may request written acknowledgment of your written complaint or concern.
Call: (888) 401-0536
Write: L&P Audit Committee
Attn: Ray Cavanaugh
P.O. Box 757
Carthage, MO 64836
Email: auditcommittee@leggett.com

Contacting the Board of Directors:
Individuals may communicate with the Board via email at presidingdirector@leggett.com or in writing at: L&P Presiding Director, P.O. Box 637, Carthage, MO 64836. Mr. Fisher, the Board's Presiding Director, will receive all communications directly.



Floyd
40 YEARS

Thank you for your interest in Leggett & Platt.

Floyd Pennington,
Master Technician

www.leggett.com